FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                          For the month of August 2003

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   X                       Form 40-F
                           -----                               -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                  No    X
                     ------                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 - ______________________.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Forward-looking Statements

                  This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company's expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of emergency laws enacted by the Argentine government since early 2002; and the impact of rate changes and competition on the Company's future financial performance. Forward-looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company's expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina's Convertibility Law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, and the adoption of a restrictive currency transfer policy. Changes in laws and economic and business conditions in Argentina have been extensive and rapid. It is difficult to predict the impact of these changes on the Company's future financial condition. Other factors may include, but are not limited to, the implications of the recession that affected Argentina from 1998 through 2002, a potential increase in inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company's business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company's Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

Recent Developments

                  Substantially all of our operations, property and customers are located in Argentina. Accordingly, our revenues are primarily in pesos and our financial condition and results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. Substantially all of our debt, however, is denominated in U.S. dollars. The Argentine economy experienced a persistent recession from 1998 through 2002. In December 2001, the recession deepened into an unprecedented political and economic crisis that disrupted Argentina's financial system and effectively paralyzed its economy. Since December 1, 2001, Argentina has had six presidents, the last, Nestor Kirchner, elected after presidential candidate Carlos Menem announced on May 14 his withdrawal from the run-off election scheduled to be held on May 18, 2003, leaving Mr. Kirchner as the sole candidate. Mr. Kirchner took office on May 25, 2003. Although Mr. Duhalde's faction within the Peronist party supported Mr. Kirchner in the election in 2002, to date Mr. Kirchner has not announced an overall package of economic policies for his administration, although he has retained Mr. Lavagna as Minister of Economy. Mr. Kirchner's administration faces numerous important challenges in terms of creating conditions that will permit long-term economic growth for Argentina, which include the negotiation of a medium to long-term economic program and agreement with the IMF to substitute a short-term agreement reached in January 2003. There is uncertainty as to the nature and scope of the measures to be adopted by Mr. Kirchner's government to address many of the country's unresolved economic and financial problems, including the renegotiation of its external debt.

         Since the fourth quarter of 2001, the Argentine government has undertaken numerous and far-reaching initiatives, the full consequences of which are still uncertain. These initiatives include:

     o    deferring payments on certain of Argentina's sovereign debt;

     o ending the peso-U.S. dollar parity introduced in 1991 under the Convertibility Law and subsequently allowing the peso to float, resulting in the devaluation and volatility of the peso, which as of August 11, 2003 was trading at approximately Ps. 2.915 per U.S.$1.00;

     o introducing foreign exchange controls restricting, among other transactions, outflows of capital, including for the payment of foreign debt obligations such as our Existing Debt, and subsequently repealing the former prior approval requirement but imposing certain disclosure requirements;

     o converting certain U.S. dollar-denominated debts into peso-denominated debts at a one-to-one exchange rate;

     o converting U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.4 per U.S. dollar;

     o restructuring bank deposits and restricting bank withdrawals (the "corralito");

     o amending the Bankruptcy Law to protect debtors and subsequently leaving those amendments without effect;

     o amending the charter of Banco Central de la Republica Argentina (the "Central Bank") to allow it to print currency in excess of the amount of the foreign reserves it holds, make short-term advances to the Argentine government and provide financial assistance to financial institutions with liquidity constraints or solvency problems; and

     o allocating government bonds to financial institutions in compensation for losses incurred as a result of their obligation to convert U.S. dollar-denominated assets and liabilities into pesos on an "asymmetrical" basis.

         The rapid and radical nature of the recent changes in the Argentine social, political, economic and legal environment, and the absence of a clear political consensus in favor of the policies implemented by the government since the crisis in 2001 or any particular set of economic policies, created an atmosphere of great uncertainty and lack of confidence of the population in the banking system. As a result, commercial and financial activities were virtually paralyzed during 2002, further aggravating the economic recession that precipitated the current crisis. During 2002, GDP contracted by an estimated 10.9%. More recently, the economy has shown signs of stability and certain segments have begun to recover. Preliminary estimates indicate a growth of approximately 6.0% in GDP in the first six months of 2003 compared to the first six months of 2002. Nevertheless, due to the depth of the social and political crisis that affected the country in 2002, Argentina continues to face risks including (i) civil unrest, nation-wide protests, and widespread social unrest,
(ii) expropriation, nationalization and forced renegotiation or modification of existing contracts, and (iii) changes in taxation policies, including royalty and tax increases and retroactive tax claims.

         The Argentine government faces severe constraints on its ability to service its debt obligations due to the devaluation of the Argentine currency. Peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are U.S. dollar-denominated. To date, there is uncertainty as to the terms of the restructuring of Argentina's external debt, or the timing of any such restructuring. The adoption of austere fiscal measures, which may be required to repay the Argentine government's debt, even after a restructuring, and to keep its budget balanced, may lead to renewed social unrest and political instability.

         Prior to the adoption of the Convertibility Law, the Argentine government proved unable to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the government's ability to create conditions that would permit growth. Continued high inflation could deepen Argentina's current economic recession. Since the devaluation of the peso, the peso has been subject to inflation, with the WPI increase for the twelve-month period ended December 31, 2002 estimated at 118%, compared to a slight deflation in 2001. However, during the first six months of 2003 the WPI experienced a decrease of 2.5%. Furthermore, during the first six months of 2003, the peso/U.S. dollar exchange rate remained generally stable, with an exchange rate of Ps. 2.80 per U.S. dollar as of June 30, 2003. We can give no assurance that Mr. Kirchner will support the continuation of the policies of the Duhalde administration, or that a significant increase in the value of the U.S. dollar (resulting, for instance, from a decrease in the level of exports or the decision to begin servicing any significant portion of the country's external debt currently in default) will not result in an increase in the rate of inflation or a further depreciation of the peso.

         In a decision dated March 5, 2003, the Supreme Court of Argentina struck down the mandatory conversion of U.S. dollar deposits held by the province of San Luis with Banco de la Nacion Argentina pursuant to a decree issued by the Duhalde administration in January 2002 on constitutional grounds. The Supreme Court's decision creates uncertainty as to the implications for the banking system as a whole, including the need for the Argentine government to provide additional financial assistance to the banks in the form of U.S. dollar denominated bonds. This, in turn, adds to the country's outstanding debt and is viewed with concern by holders of Argentina's outstanding bonds.

         On May 26, 2003, Decree No. 1262/03 was published, announcing the creation of a new governmental entity (the Unidad de Reestructuracion del Sistema Financiero, or "Financial System Restructuring Agency") whose stated function will be to devise and implement a strategy for restructuring the Argentine financial system. This new entity will be composed of representatives of both the Ministry of Economy and the Central Bank. A plan that contemplates the restructuring of the financial system, and compensation for losses suffered by the private banks as a result of the 2001 crisis, in each case on terms acceptable to the IMF, is considered a condition to a medium to long-term agreement with the IMF.

         On June 18, 2003 the Congress passed a bill, which law became effective as of July 15, 2003 (Law No. 25.750), regarding the protection of, among others, assets related with Argentine culture, requiring that corporations in media-related businesses, including cable television, be owned by Argentine persons (either natural persons or legal or corporate entities) and establishing a maximum potential foreign ownership of such companies at 30% of the outstanding capital stock representing 30% of the voting rights.

         According to the law, "cramdown" provisions set forth in Section 48 of the Bankruptcy Law, which could result in the transfer of up to 100% of the equity to the creditors if a voluntary insolvency proceeding (concurso preventivo) did not result in the approval of a reorganization plan proposed by the debtor, are not applicable to media-related companies, including cable television operators, provided they are owned by Argentine persons as required by Section 3 of Law. No. 25.750. Furthermore, if a media-related company in a voluntary insolvency proceeding (concurso preventivo) fails to reach agreement with its creditors, participations of non-Argentine shareholders in the capital stock of such media-related company in excess of a 30% ownership cap are only allowed if the media-related company requests the authorization of the Executive Branch to exceed such limit and the Executive Branch previously authorizes such an acquisition.

         In addition, the Argentine government recently introduced measures that are intended to reduce the flow of speculative capital into Argentina by imposing a registration requirement with the Central Bank of Argentina and a minimum holding period of 180 days. Such measures are effective as of June 30, 2003. Also, according to Communication "A" 3973, which was issued by the Central Bank of Argentina on June 30, 2003, local companies can: (a) make interest payments abroad on foreign indebtedness at maturity (or within 15 days of maturity), without prior approval from the Central Bank, and prepay interest in the context of a debt restructuring process, and (b) make principal payments abroad of foreign indebtedness at maturity (or 15 days of maturity) without prior approval from the Central Bank. Communication "A" 3973 also allows prepayment of principal subject to the satisfaction of the following conditions:
(i) if prepayment of principal is not made in the context of a debt restructuring process, then the amount prepaid cannot exceed the present value of such amount; or (ii) if the prepayment is made in the context of a restructuring process, the new terms and conditions of the debt after the restructuring, including the amount prepaid, cannot result in an increase of the present value of the entire existing indebtedness. In both cases, the debt cannot be repaid within 180 days from the date of disbursement. The present value is to be calculated based on the implied interest rate of U.S. dollar forward transactions in regulated markets. Notwithstanding the above, prior to carrying out any transfers of funds abroad in order to pay principal of or interest on financial indebtedness, the intervening financial entities must verify that the relevant debtor has complied with the information requirements set forth in Communication "A" 3602 (as amended).

         Our liquidity, financial condition, anticipated results of operations and business prospects have been materially adversely affected by the Argentine economic crisis and many of the measures taken by the Argentine government. The economic and financial crisis affecting Argentina has:

     o resulted in a continued net loss of subscribers, totaling approximately 356,100 over the eighteen-month period ended June 30, 2003;

     o eliminated practically all of our sources of liquidity, resulting in our inability to refinance debt that matured in 2002 and is scheduled to mature in 2003;

     o caused us to default in the payment of principal and interest due on our 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125% Series E
          Notes due 2009, 10 1/2% Series C Notes due 2018, Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (together, with the Existing Notes, the "Existing Debt");

     o given rise to a significant decline in the value of our assets and anticipated revenues; and

     o raised substantial doubts on the part of our independent accountants as to our ability to continue as a going concern.

Continuation of Operations


         In the context of Argentina's severe economic recession, Multicanal continues to devote its resources and revenues to ensure the continuity of its operations. To this end, the Company has undertaken various measures, including deferring payments on its outstanding indebtedness, and renegotiating various contracts, including its contracts with programming suppliers, to convert substantially all dollar-denominated costs to peso-denominated costs for 2002, subject to adjustment to reflect changes in the Company's subscriber base and its ability to increase subscription fees. The Company engaged the services of a financial advisor to assist it in connection with the restructuring of its debt. Accordingly, on January 31, 2003 the Company launched an offer to purchase for cash (the "Cash Tender Offer") U.S.$100 million of our Existing Debt at a price of U.S.$300 per U.S.$1,000 aggregate principal amount of Existing Debt tendered for purchase. The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is tendered for purchase in the Cash Tender Offer.


         Additionally, on February 7, 2003 Multicanal announced its solicitation (the "APE Solicitation") from holders of its Existing Debt of powers of attorney in favor of an attorney-in-fact, to execute an acuerdo preventivo extrajudicial (the "APE"). The APE Solicitation was made subject to several conditions precedent. The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is exchanged or capitalized pursuant to the APE. On July 25, 2003 Multicanal announced the amendment of the APE Solicitation and Cash Tender Offer (as amended, the "Cash Option Solicitation"). The amendments include, among others:

The Cash Option Solicitation:

     o Conditions: The Company has amended the conditions precedent relating to the Cash Tender Offer such that (i) holders of Existing Debt that elect to participate in the Cash Option Solicitation will be required to execute the APE, (ii) for each U.S.$1,000 principal amount of Existing Debt of such holder accepted by the Company pursuant to the terms of the Cash Option Solicitation a cash payment of U.S.$300 (the "Cash Payment") will be conditioned upon the final, non-appealable judicial approval (homologacion firme) of the APE by the Bankruptcy Court (the "Court Approval"), and (iii) the amount of Existing Debt to be accepted in the Cash Option Solicitation will be not more than U.S.$131 million (instead of a minimum of U.S.$100 million as previously announced).

     o Interest on Cash Payment: The Company will pay interest on the Cash Payment, such interest to accrue at a rate of 2% per annum from the APE Confirmation Date (as defined herein) to but excluding the date on which the Cash Payment is made.

The APE Solicitation:

     o    Conditions:

          - The Company has amended the minimum participation requirement in the APE Solicitation from 70% of the aggregate principal amount of the Existing Debt outstanding after giving effect to the Cash Tender Offer to holders that account for at least sixty-six and sixty-seven hundredths percent (66.67%) of the sum of (1) 100% of the Bank Loans and (2) Existing Notes held by holders that attend and vote in an APE Confirmation Meeting (the "Relevant Debt") shall have tendered or agreed to participate in the APE Solicitation and the Cash Option Solicitation. "APE Confirmation Meeting" means any meeting of holders of our Existing Debt that we may convene or cause to be convened that may be required to
               (a) confirm each such holder's acceptance of (i) the APE Solicitation or the Cash Option Solicitation, as the case may be, and the option(s) elected by such holder and (ii) the APE and/or
               (b) give effect to the APE, in accordance with Section 45 bis of the Argentine Bankruptcy Law.

          - The Company has amended the conditions precedent relating to the Cash Tender Offer such that (i) holders of Existing Debt that elect to participate in the Cash Option Solicitation will be required to execute the APE, (ii) payment of the Cash Payment will be conditioned upon the Court Approval, and (iii) the amount of Existing Debt to be accepted in the Cash Option Solicitation will be not more than U.S.$131 million (instead of a minimum of U.S.$100 million as previously announced).

          - The Company has amended the condition precedent relating to the APE Solicitation regarding the amount of Existing Debt to be tendered in the Cash Tender Offer to an amount not more than U.S.$131 million (instead of a minimum of U.S.$100 million as previously announced).

          - The Company has included a cap of U.S.$324.9 million on the aggregate amount of Existing Debt that may elect the Combined Option. Any amounts in excess of U.S.$324.9 million will be prorated and reallocated to the Par Option.

          - The Company has reduced to U.S.$76.5 million (from U.S.$120 million as previously announced) the cap on the aggregate amount of Existing Debt that may elect the Par Option. Any amounts in excess of U.S.$76.5 million will be prorated and reallocated to the Combined Option.

     o Consideration for Combined Option: The Company has increased the consideration payable by the Company to holders of Existing Debt that elect the Combined Option from U.S.$315 of either 7-Year Fixed Rate Notes or 7-Year FRNs and 598 Class C Shares (as previously announced) to U.S$440 of either 7-Year Fixed Rate Notes or 7-Year FRNs and 641 Class C Shares, in each case for each U.S.$1,000 tendered in the Combined Option.

     o Consideration for Par Option: The Company has increased the consideration payable by the Company to holders of Existing Debt that elect the Par Option from U.S.$1,000 principal amount of our 10-Year Notes to U.S.$1,050 for each U.S.$1,000 tendered in the Par Option.

     o The New Notes: The Company has amended the interest payment provisions of the New Notes to provide that the first interest payment on each of the 7-Year Notes and the 10-Year Notes will be made on the same date that the Class C Shares are registered under the name of the persons that elected such option and will be in respect of interest accrued from the date on which the meeting of holders of its Existing Debt that the Company has convened or caused to be convened in accordance with Section 45 bis of the Argentine Bankruptcy Law at which a majority of the Impaired Creditors tendering Existing Debt that account for at least sixty-six and sixty-seven hundredths percent (66.67%) of the Relevant Debt have voted in support of the APE (the "APE Confirmation Date") through but excluding the date of the Court Approval. The Company has also amended the interest payment provisions of the 7-Year FRNs to provide for quarterly interest payments (instead of semi-annually as previously announced). In addition, the Company has amended the interest payment provisions of the 10-Year Notes to increase the rate of interest to accrue on the principal amount of our 10-Year Notes from 2.0%, 3.0% and 4.0% for the applicable interest periods to 2.5%, 3.5% and 4.5%, respectively.

         As a result of such amendment, the Company has extended the APE Solicitation and the Cash Option Solicitation until 5:00 p.m., New York City time, on September 30, 2003, unless further extended by the Company in its sole discretion. Although the restructuring described above contemplates a reduction of our debt, as of August 7, 2003, the date of our auditor's report, the success of the restructuring is still unknown. If the restructuring is not successful, we will likely commence voluntary insolvency proceedings (concurso).

Ability to Operate as a Going Concern

                  In their report accompanying the Company's unaudited interim consolidated financial statements for the six-month period ended June 30, 2003, our independent accountants have noted that although the Company has prepared such financial statements following accounting principles applicable to a going concern, the uncertainty related to the outcome of the restructuring process, the changes in economic conditions in Argentina and the impact of those changes on the Company create substantial doubt as to the ability of the Company to continue to operate as a going concern.

Overview

         Set forth below is a discussion and analysis of our results of operations for the six-month period ended June 30, 2003 and 2002. The financial information included in the discussion below as at June 30, 2003 and 2002 and for the six-month period ended June 30, 2003 is derived from our unaudited consolidated financial statements. The information in this section should be read together with the unaudited interim consolidated financial statements and the related notes included elsewhere in this report. Our unaudited interim consolidated financial statements were prepared in accordance with Argentine GAAP, which differ from U.S. GAAP.


Changes in Argentine GAAP

         The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") approved Technical Pronouncements Nos. 16 "Conceptual framework of the professional accounting standards"; N(degree) 17 "Professional accounting standards: development of matters of general application", N(degree) 18 "Professional accounting standards: development of certain matters of specific application", N(degree) 19 "Changes to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14", and No. 20 "Financial derivatives and hedging operations" through Resolutions CD 238/01, CD 243/01, CD 261/01, CD 262/01 and CD 187, respectively. These technical pronouncements and amendments are applicable to fiscal years of the Company commencing on or after January 1, 2003. Furthermore, the CNV has endorsed the aforementioned technical pronouncements with respect to companies subject to its jurisdiction, including Multicanal, incorporating certain amendments, establishing that they are applicable to fiscal years commencing on or after January 1, 2003. The main amendments to Argentine GAAP resulting from the adoption of the new technical pronouncements are as follows:

     o Adoption of stricter guidelines to determine the recoverable value of assets.

     o Changes in the method for translation of financial statements of foreign subsidiaries stated in foreign currencies.

     o Mandatory application of the deferred tax method. Under this method, deferred tax assets or liabilities are recognized with the corresponding charge or credit to income for differences between the financial and tax basis of assets and liabilities at each period-end.

     o Adding disclosure to the financial statements, including earnings per share and the presentation of comparative information.

     o    No amortization of goodwill having unspecified useful life.

         Pursuant to these technical pronouncements, there are certain transitional rules that enable, and in certain cases require, prospective application of valuation and disclosure criteria contained in those rules. The transitional rules applied by the Company, which affect the comparability of the financial statements, are as follows:

     o No adjustments were made to the initial balances under the new guidelines established to determine the recoverable value of assets.

     o The Company's balances of intangible assets and goodwill as of December 31, 2002 having unspecified useful lives were not corrected and were not amortized.

     o As from January 1, 2003, we have applied the new methods for translation of financial statements of foreign subsidiaries stated in foreign currencies.

Devaluation of the Peso

         From April 1991 through January 6, 2002, the peso traded at a rate of 1 to 1 with the U.S. dollar. On January 6, 2002, the Argentine Congress derogated the Convertibility Law and enabled the President to set the peso/U.S. dollar exchange rate. Initially, the government introduced a "dual" exchange rate system: an official rate of Ps. 1.40 per U.S.$ 1.00 for a vast majority of transactions, many of which were subject to the approval of the Central Bank, and a free floating market rate for a limited scope of transactions. As depositors successfully used the judiciary to obtain a release of their frozen deposits, pesos were increasingly used to purchase U.S. dollars, putting additional pressure on the peso/dollar free floating exchange rate. On February 11, 2002, the government abandoned the dual foreign exchange system and allowed the peso to float. At June 30, 2003, the peso/dollar rate quoted by Banco de la Nacion Argentina was Ps. 2.80 to U.S.$1.00. Subsequently, the peso lost value versus the dollar, trading at a rate of approximately Ps. 2.915 per U.S.$1.00 at August 8, 2003.

         Except as otherwise set forth in this report, dollar-denominated assets and liabilities have been converted into pesos at a rate of Ps. 2.70 per U.S.$1.00 in the case of assets and Ps. 2.80 per U.S.$1.00 in the case of liabilities, the buy/sell exchange rates reported by Banco de la Nacion Argentina on June 30, 2003.

Inflation Accounting

         Effective September 1, 1995, Argentine regulations applicable to us required us to discontinue restating our financial statements to recognize changes in the purchasing power of the peso. Prior to March 6, 2002, accounting principles did not differ from applicable regulations provided that the annual change in the WPI did not exceed 8% per annum. During the years ended December 31, 1999, 2000 and 2001 the WPI increased by 1.2%, increased by 2.5% and decreased by 5.6%, respectively. Beginning in January 2002, the inflation rate in Argentina began to increase significantly.

         To counter both the high inflation rates brought about by the end of the convertibility monetary system in Argentina at the beginning of 2002 and the distortion this caused in Argentine companies' financial statements, the Argentine government issued Decree N(degree) 1269/02 on July 17, 2002. This decree provides for the reestablishment of the restatement of financial information to account for inflation and instructed the National Securities Commission ("CNV") to issue specific regulations regarding its application to companies such as us subject to the CNV's jurisdiction. Consequently, on July 25, 2002, the CNV issued Resolution 415/2002, providing that financial statements filed subsequent to the date of the Resolution be restated to recognize changes in the purchasing power of the peso, starting January 1, 2002. On March 25, 2003 the Argentine government issued Decree N(degree) 664/03 providing that financial statements for periods ending on a date subsequent to the date of that Decree be expressed in nominal currency. Consequently, the CNV issued Resolution N(degree) 441/03 providing for the elimination of inflation adjustment for all financial statements, effective March 1, 2003. Given that the CPCECABA has not yet approved the discontinuance of the restatement of financial statements, the elimination of inflation adjustment for all financial statements does not comply with Argentine GAAP. Accordingly, the Company's results for any period prior to March 1, 2003 have been restated as follows:

     o results accumulating monetary transactions, such as net sales, operating costs, and administrative and selling expenses, have been restated in constant Argentine pesos, applying to the original value the conversion factor referenced in the WPI from the month in which the transaction took place to the date of the next succeeding fiscal quarter.

     o results related to non-monetary assets valued at restated costs, such as amortization and depreciation, have been computed based on the restated amounts of such assets.


         Financial results have been valued net of general inflation on the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed as "Results of exposure to inflation". The income statement for the period ended June 30, 2003 reflects the effects of inflation on the Company's net holdings of monetary assets and liabilities during January and February 2003. Assets and liabilities are considered "monetary" for purposes of restatement for wholesale-price level changes if their values are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the WPI. Examples of "monetary" assets and liabilities include peso-denominated accounts receivable, accounts payable and cash. The restatement of the income statement to reflect wholesale price level changes merely reflects the effects of inflation, and does not imply either a generation or use of funds.

         Additionally, amounts for the six-month period ended June 30, 2002, presented herein for comparative purposes, are presented in constant pesos of February 28, 2003 using a conversion factor equal to 1.124, which represents the inflation index rate (based on wholesale prices) for the eight-month period ended February 28, 2003. As described above, inflation adjustment was discontinued as of March 1, 2003.

Subscribers

            The following table sets forth selected information relating to Multicanal within each of the areas in which we operated as of June 30, 2003 based on Multicanal's internally generated market information:


                          Cities of
                            Buenos
                          Plata and      Atlantic Coast                  Total
                        Greater Buenos     and Central                  Argentine                            Total         Total
                            Aires          Argentina      Litoral        Regions   Paraguay     Uruguay  International  Multicanal

Multicanal Homes Passed   2,960,137       1,046,798      427,271      4,434,206    327,300     520,000       847,300    5,281,506
Multicanal Subscribers      440,845         266,517      120,183        827,545     41,155      76,676       117,831      945,376
Multicanal Penetration        14.9%           25.5%        28.1%          18.7%      12.6%       14.7%         13.9%        17.9%

         Multicanal's annualized churn rate for the three-month period ended June 30, 2003 was 22.4% as compared to 54.1% for the three-month period ended June 30, 2002. The decrease in the churn rate is primarily due to the stability of the Argentine economy during the six-month period ended June 30, 2003, resulting in a lower loss of subscribers and disconnections. Multicanal's churn rate is determined by calculating the total number of disconnected cable television customers during each of the periods as a percentage of the initial number of cable television customers for each such period. We lost approximately 356,100 subscribers during the eighteen-month period ended June 30, 2003, including approximately 4,100 subscribers during the first six months of 2003.

         Our EBITDA for the six-month period ended June 30, 2003 was Ps. 79.4 million, a 8.3% increase compared to our EBITDA of Ps. 73.3 million for the six-month period ended June 30, 2002. Our bank and financial debt, including accrued interest and seller debt, outstanding at June 30, 2003 totaled Ps. 1,790.2 million (consisting of U.S.$ 614.4 million and Ps. 69.9 million), compared to Ps. 2,048.3 million (consisting of U.S.$ 583.7 million and Ps. 66.5 million) at December 31, 2002.

Six-month period ended June 30, 2003 and 2002

         Net Revenues. Net revenues were Ps. 245.0 million for the six-month period ended June 30, 2003. This figure represents a decrease of 28.1% compared to net revenues of Ps. 340.7 million for the six-month period ended June 30, 2002. The decrease in net revenues in this period as compared to the six-month period ended June 30, 2002 is attributable to our inability to increase the basic fees for our services at a rate equal to or greater than the general rate of inflation (during the year ended December 31, 2002 and the first six months of 2003 we increased prices approximately 53%, compared with an increase in the WPI in the same period of 112.5%), the continued loss of subscribers (approximately 356,100 over the eighteen-month period ended June 30, 2003), and a reduction in advertising sales. This decrease in net revenues was partially offset by an increase in other sales, as well as a decrease of charges for the allowance for doubtful accounts.

         Our revenues are presented net of charges for the allowance for doubtful accounts.

         Direct Operating Expenses. Our direct operating expenses were Ps. 119.6 million for the six-month period ended June 30, 2003. This figure represents a decrease of 37.5% over our direct operating expenses of Ps. 191.4 million in the six-month period ended June 30, 2002, which is mainly attributable to a decrease in programming rights, payroll and social security, printing and distribution of magazines, taxes rates and contributions, rentals and sundry.


         Direct operating expenses consist principally of:

     o    signal delivery fees paid to programming suppliers,

     o wages, benefits and fees paid to employees and subcontracted service firms for the repair and maintenance of Multicanal-owned cable networks and customer disconnections, and

     o to a lesser extent, the costs of related materials consumed in these repair and maintenance activities (primarily in foreign currency, since these inputs are imported), costs associated with pole rental and the printing cost for Multicanal's monthly publication.


         Selling, General, Administrative and Marketing Expenses. Our selling, general, administrative and marketing expenses were Ps. 46.0 million in the six-month period ended June 30, 2003. This figure represents a decrease of 39.3% from Ps. 75.9 million in the six-month period ended June 30, 2002, which is attributable principally to a decrease in payroll and social security, sales commissions, taxes rates and contributions, fees and compensation for services, publicity and advertising, sundry and building expenses, and was partially offset by an increase in employee dismissals.


         Our selling, general, administrative and marketing expenses consist of:

     o    professional fees,

     o    wages and benefits of non-technical employees, sales commissions,

     o    advertising, insurance, rental of office space, and

     o    other office related expenses.

     o various direct taxes previously charged directly to our gross revenues.

         Depreciation and Amortization. Depreciation and amortization expenses were Ps. 80.7 million in the six-month period ended June 30, 2003. This figure represents a decrease of 47.4% compared to depreciation and amortization expenses of Ps. 153.3 million in the six-month period ended June 30, 2002. This decrease in the Company's depreciation and amortization expenses was mainly due to the discontinuance of the amortization of goodwill according to the application of the new accounting rules issued by the CPCECABA through Resolutions N(degree) 17, 18, 19 and 20. During the six-month period ended June 30, 2003, the Company has not recorded any impairment charge according to the new accounting rules that require that the Company test long-lived assets for impairment whenever indicators of impairment exist.

         Financial (Income) Expenses and Holding Gains Net. Our net financial gains were Ps. 211.2 million in the six-month period ended June 30, 2003, compared with financial expenses and holding losses, net, of Ps. 798.0 million in the six-month period ended June 30, 2002. The net financial gains are attributable principally to the impact of the appreciation of the peso in relation to the U.S. dollar on the Company's U.S. dollar-denominated debt (Ps.
361.1 million), compared to a loss of Ps. 1,322.9 million due to the effect of the devaluation of the peso in the six-month period ended June 30, 2002. The effect of the devaluation of the peso in the six-month period ended June 30, 2002 was partially offset by: (i) the cancellation of Notes acquired at a discount from face value in the open market during such period (Ps. 420.9 million) and (ii) net gains resulting from the impact of inflation on our monetary assets and liabilities (Ps. 202.6 million). Net losses resulting from the impact of inflation on our monetary assets and liabilities during the six-month period ended June 30, 2003 were Ps. 0.3 million.

         Other Non-Operating Income (Expenses), Net. Other non-operating income net, was Ps. 6.6 million in the six-month period ended June 30, 2003, compared to other non-operating income, net, of Ps. 0.2 million in the six-month period ended June 30, 2002. Other non-operating income, net, during the six-month period ended June 30, 2003 compared to other non-operating income for the same period in 2002, is attributable mainly to an increase in sundry and to severance payments collected.

         Income Taxes and/or Tax on Minimum Notional Income. We recorded income taxes during the six-month period ended June 30, 2003 of Ps. 2.0 million. However, during the six-month period ended June 30, 2002 the Company recorded a gain of Ps. 235.7 million. The increase in income taxes for the six-month period ended June 30, 2003 is mainly due to the income tax charge resulting from the financial gain attributable to the impact of the appreciation of the peso in relation to the U.S. dollar on the Company's U.S. dollar-denominated debt and income taxes paid under Multicanal's subsidiaries, and was partially offset by a decrease in the deferred tax allowance. The gain recorded during the six-month period ended June 30, 2002 reflects mainly a tax loss carry-forward generated by the impact of the devaluation on the Company's U.S. dollar-denominated debt. Such tax loss carry-forward was recorded during the six-month period ended June 30, 2002 according to the deferred income tax method, and is expected to be recovered in the future based upon the Company's projections. Additionally, in October 2001 the Company was added to the register of beneficiaries of the agreements to improve competitiveness and employment and as a result, the Company was exempted from the tax on minimum notional income for fiscal year 2001 and future years. That exemption as originally contemplated in the competitiveness law expired on March 31, 2003. In our case, this will result in the reimposition of the minimum notional income tax.

         Net Gain/Loss. We had a net gain of Ps. 214.4 million in the six-month period ended June 30, 2003, as compared to a net loss of Ps. 632.8 million in the six-month period ended June 30, 2002, as a result of the factors described above.

         EBITDA. Our EBITDA in the six-month period ended June 30, 2003 was Ps.
79.4 million. This figure represents an increase of 8.3% compared to our EBITDA of Ps. 73.3 million in the six-month period ended June 30, 2002. Our EBITDA margin (EBITDA/net revenues) increased to 32.4% compared to 21.5%, due primarily to a decrease in costs at a faster pace than the reduction of revenues.


Liquidity and Capital Resources

            We operate in a capital intensive industry which requires significant investments. In the past, our growth strategy has involved the acquisition of other cable television companies and the active improvement and expansion of our existing and acquired networks and equipment. We have historically relied on four main sources of funds:

     o    equity contributions from our shareholders;

     o    borrowings under bank facilities or debt security issuances;

     o    cash flow from operations; and

     o    financing by sellers of cable systems we acquire.


         The conditions affecting the Argentine economy since 1998 and the uncertainties as to future developments have prevented us from raising the funds required to discharge our debt obligations as they became due in 2002 and coming due in 2003. As a result, we have defaulted on all payments on our Existing Notes that have come due, and all principal payments and a substantial portion of our interest payments on our Bank Loans since February 2002. As a result of these payment defaults, all of our Existing Notes that have not yet matured could be declared immediately due and payable by the holders. Furthermore, our decision to seek a restructuring of substantially all our financial debt may be considered to give rise to an automatic acceleration under our existing Indentures. Since February 2002, we have devoted our cash flow from operations primarily to ensure the continuation of our operations. We have been informed that as of August 11, 2003, at least 33 involuntary bankruptcy (quiebra) petitions have been filed against us, although as of such date we have been served with process on 31 petitions. The final outcome of these petitions, together with the economic conditions in Argentina and their impact on our financial condition, and the possibility that the APE Solicitation will be unsuccessful, may cause us to commence a voluntary insolvency proceeding (concurso preventivo). The filing of a voluntary insolvency proceeding (concurso preventivo) may result in a partial or total loss of an investment in our Existing Debt.

         As of June 30, 2002, we had a shortfall in consolidated working capital amounting to Ps.1,709.3 million. The Company's accumulated losses have exceeded 50% of its capital and 100% of its reserves. Although section 206 of the Argentine Companies Law establishes mandatory capital reduction in such situations, by means of Decree No. 1269/02 dated July 17, 2002, the government suspended enforcement of this regulation until December 10, 2003.

         At June 30, 2003, the Company's cash position (including short term investments) totaled Ps. 122.5 million (U.S.$ 45.4 million). During the first six months of 2003 the Company applied cash flows from operating activities to working capital to ensure the continuity of its operations. The Company estimates its expenses related to the restructuring of its Existing Debt at approximately U.S.$ 11.0 million. The Company would also need to use approximately U.S.$24.3 million of the cash currently available to it to pay the purchase price in the Cash Option Solicitation. The Company cannot provide any assurance that it will generate sufficient cash flows from operations to sufficiently increase its cash on hand to pay the expenses relating to the restructuring of its Existing Debt when such expenses become due and to maintain sufficient liquidity to conduct its operations.

Condensed from the original prepared in Spanish for publication in Argentina.

        INDEX TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                 MULTICANAL S.A.


UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
Report of independent accountants ...................................        F-2
Unaudited interim consolidated balance sheet.........................        F-4
Unaudited interim consolidated statement of operations...............        F-5
Unaudited interim consolidated statement of changes in
shareholders' equity.................................................        F-6
Unaudited interim consolidated statement of cash flows...............        F-7
Notes to the unaudited interim consolidated financial statements.....        F-8
Exhibit..............................................................       F-35

REPORT OF INDEPENDENT ACCOUNTANTS ON UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of Multicanal S.A.

1. We have reviewed the accompanying interim consolidated balance sheet of Multicanal S.A. and its subsidiaries as of June 30, 2003, and the related interim consolidated statements of operations, of cash flows and of changes in shareholders' equity for each of the six-month periods ended June 30, 2003 and 2002. These interim consolidated financial statements are the responsibility of the Company's management.

2. We conducted our reviews in accordance with auditing standards generally accepted in Argentina. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. As indicated in Note 2.2., as from January 1, 2003 the Company has applied new accounting valuation and disclosure standards approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission, which require adjustments to prior years' results, and reclassifications and adjustments to the comparative information. Furthermore, there are certain transitional rules that enable and in certain cases require the prospective application of valuation and disclosure criteria incorporated in the new accounting standards, which affect comparability of the financial statements, as indicated in the mentioned note.

4. The Company has prepared the financial statements applying valuation and restatement criteria established by the National Securities Commission which, as explained in Notes 2.3. and 2.6.(k), differ in certain aspects from the accounting standards in effect in the Autonomous City of Buenos Aires, especially as regards recognition of the effects of inflation on the financial statements and the treatment of assets and liabilities generated by application of the deferred tax method.

5. Accounting principles generally accepted in Argentina require companies with a controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these condensed unaudited interim consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of these condensed unaudited interim consolidated financial statements.

6. As explained in Note 7. , the Company failed to make scheduled payments on all of its Negotiable Obligations and was notified of the filing of various petitions for bankruptcy against it. The Company has undertaken a financial debt restructuring process, by making a public offer for the re-purchase of part of the issue of negotiable obligations and other financial debts in a first stage and by soliciting the holders of existing debt to grant a power-of-attorney in favor of an attorney-in-fact in order to enter into an out-of-court creditors' arrangement (APE Solicitation), in a second stage. As of the date of this report, the restructuring process is at a preliminary stage and, therefore, the result cannot be estimated. The Company believes that if this process is unsuccessful, it will likely have to file for a voluntary insolvency proceeding. The Company has prepared the accompanying condensed unaudited interim consolidated financial statements applying accounting principles applicable to a going concern. Consequently, these financial statements do not include the effects of potential adjustments and reclassifications that might be required if the Company is not able to continue as a going concern and is forced to realize its assets and settle its liabilities, including contingent liabilities, in conditions other than through the normal course of business.

7. We are not in a condition to foresee if the assumptions used by Management to prepare their projections will take place in the future and as a result, if the recoverable value of the net asset of deferred taxes will exceed its corresponding net book value.

8. As indicated in Note 12., at June 30, 2003, the losses recorded by the Company exceed 50% of its capital and 100% of its reserves. Although section 206 of the Commercial Companies Law establishes a mandatory capital reduction in such situations, by means of Decree 1269/02, the National Executive suspended enforcement of this regulation until December 10, 2003.

9. Our report dated March 10, 2003 on the financial statements of Multicanal S.A. at December 31, 2002 included a qualifying statement on the recoverability of intangible assets and goodwill. As set out in Note 2.2, the Technical Pronouncements approved by the National Securities Commission establish that, for comparison with recovery values, undiscounted cash flow projections must be used and on the basis of this new comparison, the uncertainty created at that time is eliminated. Therefore, our opinion on the financial statements at December 31, 2002 differs from the one originally given.

10. Based on the work done and our examination of the financial statements of the Company and its consolidated financial statements for the years ended December 31, 2002 and 2001, on which we issued our qualified report dated March 10, 2003 due to the uncertainty as to (i) the Company's capacity to fulfill its financial commitments, (ii) the recoverability of the intangible assets, goodwill and net deferred tax assets balance and (iii) the Company's capacity to continue operating as a going concern, we report that the unaudited interim consolidated financial statements of Multicanal S.A. at June 30, 2003 and 2002 consider all significant facts and circumstances which are known to us. We have no observations to make other than those indicated in points 4 to 7.

11. The information included for comparison purposes in the consolidated balance sheets and in the supplementary notes to the attached financial statements, arises from the Company's accounting records at December 31, 2002 on which adjustments have been made through applying the new prevailing accounting standards.

12. The accompanying condensed consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina, which differ from the accounting principles generally accepted in other countries, including the United States of America.


Buenos Aires, Argentina                        PRICE WATERHOUSE & CO.
 August 7, 2003
                                               by/s/Alberto E. Fandino (Partner)
                                               ---------------------------------
                                               Alberto E. Fandino

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                  UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET
                    (At June 30, 2003 and December 31, 2002)
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

                                                                                   June 30,             December 31,
                                                                              --------------------------------------------
                                                                                     2003                   2002
                                                                                  (Unaudited)
                                                                              --------------------------------------------
                                                                                                 $
                                                                              --------------------------------------------
                                 ASSETS
CURRENT ASSETS
Cash and banks...........................................................            120,655,381           105,568,370
Short-term investments (Note 3 (a)) .....................................              1,833,126             1,455,602
Trade receivables (Note 3 (b))...........................................             20,700,869            25,093,209
Receivables from related parties.........................................             14,228,652            12,852,899
Other (Note 3 (c)).......................................................             36,000,646            38,326,935
                                                                              -------------------- -----------------------
         Total current assets............................................            193,418,674           183,297,015
                                                                              -------------------- -----------------------
NON-CURRENT ASSETS
Long-term investments (Note 3 (e)).......................................              7,979,697             7,306,722
Property and equipment, net (Note 4).....................................            552,830,788           624,697,897
Intangible assets (Note 5)...............................................             34,608,704            37,062,655
Goodwill (Note 3(f)).....................................................          1,167,717,809         1,173,368,404
Other (Note 3 (d)).......................................................            365,139,482           367,574,507
                                                                              -------------------- -----------------------
         Total non-current assets........................................          2,128,276,480         2,210,010,185
                                                                              -------------------- -----------------------
         Total assets ...................................................          2,321,695,154         2,393,307,200
                                                                              ==================== =======================
                                LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities.................................             87,213,082           110,728,614
Short-term bank and financial debt (Notes 3 (g) and 7)...................          1,781,910,186         2,035,914,887
Acquisition related debt ................................................              3,069,900             8,804,594
Taxes payable............................................................             13,352,785            15,729,716
Debt with related parties................................................                364,133             1,028,432
Payroll and social security..............................................              8,686,732             9,886,784
Other (Note 3 (h)).......................................................              8,107,034            13,191,225
                                                                              -------------------- -----------------------
         Total current liabilities.......................................          1,902,703,852         2,195,284,252
                                                                              -------------------- -----------------------
NON-CURRENT LIABILITIES
Accounts payable and accrued liabilities.................................                      -                     -
Taxes payable............................................................              2,470,290             2,304,041
Acquisition related debt ................................................              4,939,124             3,349,215
Long-term bank and financial debt........................................                239,753               239,748
Other (Note 3 (i)).......................................................             20,248,514            19,722,435
Provision for lawsuits and contingencies (Note 6 (c))....................             18,181,896            18,495,701
                                                                              -------------------- -----------------------
         Total non-current liabilities...................................             46,079,577            44,111,140
                                                                              -------------------- -----------------------
         Total liabilities...............................................          1,948,783,429         2,239,395,392
                                                                              -------------------- -----------------------
TEMPORARY TRANSLATION DIFFERENCES                                                      5,535,943                     -
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES ..........................             31,845,707            32,807,213
SHAREHOLDERS' EQUITY (as per related statement)..........................            335,530,075           121,104,595
                                                                              -------------------- -----------------------
         Total liabilities, Temporary translation differences, Minority
         interest in consolidated subsidiaries and shareholders' equity..          2,321,695,154         2,393,307,200
                                                                              ==================== =======================

        The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.

             UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
            (For the six-month periods ended June 30, 2003 and 2002)
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

                                                                                             June 30,
                                                                            --------------------------------------------
                                                                                    2003                   2002
                                                                                 (Unaudited)           (Unaudited)
                                                                            --------------------------------------------
                                                                                                  $
                                                                            --------------------------------------------
Net revenues ( Note 3 (j) )............................................         245,009,666              340,659,535
Operating costs
  Direct operating expenses (Exhibit)..................................        (119,580,283)            (191,441,098)
  General and administrative expenses (Exhibit)........................         (31,423,646)             (50,234,516)
  Selling and marketing expenses (Exhibit).............................         (14,617,770)             (25,675,967)
  Depreciation and amortization........................................         (80,652,943)            (153,263,408)
                                                                            ---------------------- ---------------------
Operating loss ........................................................          (1,264,976)             (79,955,454)
Non-operating expenses
 Financial income / (expenses) and holding results, net
  On assets
    Result of exposure to inflation........................................      (2,279,073)            (161,480,438)
    Exchange differences and results from conversion.......................     (32,416,620)              55,871,434
    Bank expenses..........................................................        (435,490)                (349,657)
    Holding gains/short-term investments...................................         363,548                1,997,140
    Interest...............................................................         685,583                  254,706
  On liabilities
    Result of exposure to inflation........................................       1,987,621              364,088,073
    Interest...............................................................     (96,667,145)            (132,752,422)
    Loan restatement ......................................................      (1,828,996)             (13,950,927)
    Result from advanced repurchase of negotiable obligations .............               -              420,871,431
    Exchange differences...................................................     361,061,976           (1,322,886,083)
    Tax on interest........................................................         (78,704)                 (14,688)
    Tax recovery...........................................................               -                  726,447
    Tax on debits and credits to bank current accounts.....................      (2,388,935)              (2,346,256)
    Commissions............................................................     (16,821,124)              (8,054,308)
  Other non-operating income /(expenses), net (Note 3 (k) )................       6,621,038                  152,593
                                                                            --------------------------------------------
Gain / loss before , taxes, minority interest and equity in the gains
  (losses) of affiliated companies.....................................         216,538,703             (877,828,409)
Income taxes and/or tax on minimum notional income.....................          (1,968,566)             235,723,500
                                                                            --------------------------------------------
Gain / (loss) before minority interest and equity in the gains / (losses)
  of affiliated companies..............................................         214,570,137             (642,104,909)
Minority interest in results of consolidated  subsidiaries.............            (284,208)              (9,166,473)
Equity in the gains (losses) of affiliated companies (Note 10).........             139,551               18,496,560
                                                                            --------------------------------------------
Net gain / (loss) .....................................................         214,425,480             (632,774,822)
                                                                            ============================================
Weighted average number of shares......................................         366,821,037              366,821,037
                                                                            ============================================
Net gain (loss) per share..............................................              0.58                   (1.73)
                                                                            ============================================

        The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statements.



Condensed from the original prepared in Spanish for publication in Argentina

                                                           MULTICANAL S.A.

                             UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                      (For the six-month periods ended June 30, 2003 and 2002)
                       (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3. -except number of shares)

                                                                         SHAREHOLDER CONTRIBUTIONS
                                                ----------------------------------------------------------------------------------

                               Number of issued
                               and authorized
                               common shares par                Adjustments to   Additional                          Irrevocable
                               value Ps. 1      Share capital   capital          paid-in capital    Merger premium   contributions
                               ---------------------------------------------------------------------------------------------------
                                (Unaudited)     (Unaudited)     (Unaudited)      (Unaudited)       (Unaudited)       (Unaudited)
                                                ----------------------------------------------------------------------------------

At January 1, 2002              366,821,037     366,821,037     469,187,808      1,052,448,962      33,930,620       4,814,066

Changes to initial balance                -               -               -                  -               -                -
                               ---------------------------------------------------------------------------------------------------
Restated initial balances       366,821,037     366,821,037     469,187,808      1,052,448,962      33,930,620       4,814,066

Net loss for the period                   -               -               -                  -               -               -
                               ---------------------------------------------------------------------------------------------------
At June 30, 2002                366,821,037     366,821,037     469,187,808      1,052,448,962      33,930,620       4,814,066
                               ===================================================================================================
At January 1, 2003              366,821,037     366,821,037     469,187,808      1,052,448,962      33,930,620        4,814,066

Changes to initial
balance (note 2.2.)                       -               -               -                  -               -                -
                               ---------------------------------------------------------------------------------------------------
Restated initial balances       366,821,037     366,821,037     469,187,808      1,052,448,962      33,930,620        4,814,066

Net gain for the period                   -               -               -                  -               -                -
                               ---------------------------------------------------------------------------------------------------
At June 30, 2003                366,821,037     366,821,037     469,187,808      1,052,448,962      33,930,620        4,814,066
                               ===================================================================================================


                                                                Retained
                                                                earnings             Total
                                                Legal         (accumulated        shareholders'
                               Reserve          reserve         deficit)            equity
                               ----------------------------------------------------------------
                                (Unaudited)      (Unaudited)   (Unaudited)        (Unaudited)
                               ----------------------------------------------------------------

At January 1, 2002               64,519,465       6,356,401  (1,268,153,644)       729,924,715

Changes to initial balance                -               -      81,108,019         81,108,019
                               ----------------------------------------------------------------
Restated initial balances        64,519,465       6,356,401  (1,187,045,625)       811,032,734

Net loss for the period                   -              -     (632,774,822)      (632,774,822)
                               ----------------------------------------------------------------
At June 30, 2002                 64,519,465       6,356,401  (1,819,820,447)       178,257,912
                               ================================================================
At January 1, 2003               64,519,465       6,356,401   2,213,566,046)      (215,487,687)

Changes to initial
balance (note 2.2.)                       -               -     336,592,282        336,592,282
                               ----------------------------------------------------------------
Restated initial balances        64,519,465       6,356,401  (1,876,973,764)       121,104,595

Net gain for the period                   -              -      214,425,480        214,425,480
                               ----------------------------------------------------------------
At June 30, 2003                 64,519,465       6,356,401  (1,662,548,284)       335,530,075
                               ================================================================


        The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
             UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
            (For the six-month periods ended June 30, 2003 and 2002)
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

                                                                                             June 30,
                                                                              ----------------------------------------
                                                                                      2003                2002
                                                                                  (Unaudited)         (Unaudited)
                                                                               ----------------------------------------
                                                                                                 $
                                                                              ----------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net gain / (loss) for the period ..........................................        214,425,480      (632,774,822)
Adjustments to reconcile net loss to net cash provided by operating activities:
   Accrued income tax......................................................          1,968,566      (235,723,500)
   Depreciation and disposal of fixed assets...............................         78,043,727         94,201,145
   Goodwill and intangible assets amortization.............................          2,609,216         59,062,263
   Equity in the (gains) losses of affiliated companies....................          (139,551)       (18,496,560)
   Loan restatement .......................................................          1,828,996         13,950,927
   Interest accrued on financial liabilities and acquisition of cable......         94,764,959        131,278,259
   Result from advanced repurchase of negotiable obligations..............                   -      (420,871,431)
   Result from restatement of negotiable obligations......................       (350,635,146)      1,308,401,353
   Minority interest in results of consolidated subsidiaries...............            284,208          9,166,473
   Provision for lawsuits and contingencies................................            453,271            440,974
   Exchange difference in advances on purchase of investments.............              19,146        (4,345,876)
   Result of exposure to inflation from bank and financial debt and
   acquisition related debt in Argentine pesos ...........................              33,423       (53,473,558)
   Result of sale of long-term investments................................                   -           (25,168)
   Result from holding of long-term investments...........................               1,360           (23,939)
   Income tax paid.........................................................        (2,706,430)        (9,365,833)
Decrease (increase) in assets
   Trade receivables.......................................................          4,392,340         29,432,608
   Other current assets....................................................          4,909,274         51,218,319
   Other non-current assets................................................          2,657,894          7,511,372
   Receivables from related parties........................................        (1,375,753)          5,616,127
Increase (decrease) in liabilities
   Debt with related parties...............................................          (664,299)        (2,974,150)
   Other current and non-current liabilities...............................        (5,094,249)          2,034,254
   Accounts payable and accrued liabilities................................       (23,515,532)       (94,735,120)
   Payroll and social security.............................................        (1,200,052)       (10,192,939)
   Current and non-current taxes payable...................................        (4,278,671)       (33,696,633)
   Provision for lawsuits and contingencies................................          (767,076)       (26,509,231)
   Temporary translation differences ......................................         11,006,608       (10,015,061)
                                                                              ----------------------------------------
Cash provided by operations................................................         27,021,709        159,090,253
                                                                              ----------------------------------------
CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchases of property and equipment net of proceeds from
  sales and disposals......................................................        (7,783,927)        (4,029,417)
(Acquisitions)/Sales of cable systems and subscribers and (increase)
  decrease in goodwill and intangible assets...............................          (756,469)          (288,234)
                                                                              ----------------------------------------
Cash used in investment activities.........................................        (8,540,396)        (4,317,651)
                                                                              ----------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in acquisition related debt.......................................                  -            118,855
Repayments of acquisition related debt.....................................        (1,951,347)          (486,147)
Repayments of bank loans  .................................................                  -      (248,740,107)
(Increase) / Decrease of minority  interest in consolidated subsidiaries...        (1,065,431)        (3,647,938)
                                                                              ----------------------------------------
Cash used in financing activities..........................................        (3,016,778)      (252,755,337)
                                                                              ----------------------------------------
DECREASE IN CASH AND CASH EQUIVALENTS......................................         15,464,535       (97,982,735)
Cash and cash equivalents at the beginning of period.......................        107,023,972        188,352,843
                                                                              ----------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD ............................        122,488,507         90,370,108
                                                                              ========================================

        The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (For the six-month period ended June 30, 2003 and comparatives)
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

NOTE 1 - BUSINESS AND FORMATION OF THE COMPANY

(a) Business

Multicanal S.A. (the "Company" or "Multicanal"), an Argentine corporation formed on July 26, 1991, is in one segment of business as owner and operator of cable television systems.

Since 1994, the Company has made significant investments, initially in the acquisition of cable systems and their subsequent development and expansion. These investments have been substantially financed by loans from financial institutions and former owners of certain acquired cable systems, as well as shareholders' contributions.

(b) Formation of the Company

On January 1, 2001 the Company carried out a business reorganization process through which it absorbed Plataforma Digital S.A., Red Argentina S.A., Radio Satel Sociedad Anonima, Cable Espacio del Buen Ayre S.A., Video Cable Norte S.A., Television por Cable S.A. and Cable Vision Corrientes Sociedad Anonima, which were dissolved without being liquidated. In its capacity as the absorbing company, the Company continued with the operations of the absorbed companies. As a result of the merger, the Company increased its capital stock by $ 867,810, i.e. from $365,953,227 to $ 366,821,037, through the issuance of 867,810 ordinary, nominal and non-endorsable Class A shares of $ 1 par value and 5 votes each, which will be delivered to Grupo Clarin S.A. in lieu of 16,303,000 ordinary, nominal and non-endorsable shares held in Plataforma Digital S.A.

As the Company is a publicly held corporation, on April 11, 2001 an application was filed with the Comision Nacional de Valores (National Securities Commission or the "CNV") for administrative approval of such business reorganization process, as required by applicable regulations. After obtaining evidence of registration of the reorganization procedures, the CNV will submit the file to the Superintendency of Corporations for registration.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)


NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of presentation of the unaudited interim consolidated financial statements

The unaudited interim consolidated financial statements include the accounts of Multicanal and its majority owned subsidiaries. All material intercompany balances, transactions and profits have been eliminated. Except as explained below, the equity method is used to account for investments in affiliates in which the Company has an ownership interest between 20% and 50%. Investments in affiliates in which the Company has an ownership interest of less than 20% are accounted for under the cost method.

The unaudited interim consolidated financial statements include accounts of Multicanal and the following subsidiaries:

                                               % of capital and votes held by
                                                         Multicanal
                                              ---------------------------------
                                                 June 30,       December 31,
                                              ---------------------------------
                                                    2003            2002
                                              ---------------------------------
AVC Continente Audiovisual S.A................      90.00             90.00
CV Berazategui S.A............................      70.00             70.00
Delta Cable S.A...............................      84.00             84.00
San Lorenzo TV Cable S.A......................     100.00            100.00
TV Cable San Francisco S.A....................     100.00            100.00
Telesur Teledifusora Rio Cuarto S.A...........     100.00            100.00
Televisora Privada del Oeste S.A..............      51.00             51.00
Pem S.A.......................................     100.00            100.00
Bridge Management Holdings Corp...............     100.00            100.00
La Capital Cable S.A..........................      50.00             50.00
Chaco Cable Color S.R.L. (1)..................     100.00            100.00
Teledifusora San Miguel Arcangel S.A..........      50.10             50.10
Tevemundo S.A.................................     100.00            100.00
Cable Imagen S.R.L. (1).......................     100.00            100.00
Television Dirigida S.A.E.C.A.................      89.39             89.39
Orange Producciones S.A.......................     100.00            100.00
Cablepar S.A..................................     100.00            100.00
Cablevision Comunicaciones S.A.E.C.A..........      89.81             89.81
Tres Arroyos Televisora Color S.A. ...........      69.13             67.20
Wolves Television Sociedad Anonima............     100.00            100.00
Adesol S.A....................................     100.00            100.00
Cable Video Sociedad Anonima..................     100.00            100.00
Dorrego Television S.A........................     100.00            100.00
Cable Video Sur S.R.L.........................     100.00            100.00

(1) Companies in the process of being transformed from a S.R.L. to a S.A. (Corporation).

The interim financial data as of June 30, 2003 and for the six-month periods ended June 30, 2003 and 2002 is unaudited; however, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The results for the six-month periods ended June 30, 2003 and 2002 do not necessarily reflect a proportion of the Company's results for the full years.


2.2. Issue of new technical pronouncements

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") approved Technical Pronouncements Nos. 16 "Conceptual framework of the professional accounting standards"; N(degree) 17: "Professional accounting standards: development of matters of general application", N(degree) 18: "Professional accounting standards: development of certain matters of specific application", N(degree) 19 "Changes to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14", and No. 20 "Financial derivatives and hedging operations" through Resolutions CD 238/01, CD 243/01, CD 261/01, CD 262/01 and CD 187, respectively. The mentioned technical pronouncements and amendments are applicable to years commenced on July 1, 2002, except for Technical Pronouncement No. 20, which is applicable to years commenced as from January 1, 2003.

Furthermore, the CNV has endorsed the mentioned Technical Pronouncements, incorporating certain amendments, establishing that they are applicable to fiscal years commencing on or after January 1, 2003.

The main amendments to Argentine GAAP resulting from the adoption of the new technical pronouncements, are as follows:

o Incorporation of specific guidelines for making comparison with recoverable values, especially the estimate of undiscounted cash flow to compare the value of fixed assets, intangible assets and goodwill against their recovery value.

o Changes in the method for translation of financial statements of foreign subsidiaries stated in foreign currency.

o Mandatory application of the deferred tax method for recognition of income tax.

o Adding disclosure to the financial statements , including earnings per share and the comparative information to be presented.

o    No amortization of goodwill having unspecified useful life.

The following table provides a detail of prior years' adjustments derived from application of the new accounting standards:


                                                      Effect on accumulated
                       Item                         results at the beginning of    Effect on the result at June 30,
                                                                year                      2002 (comparative)
---------------------------------------------------------------------------------------------------------------------
Application of the deferred tax method                     339,768,106                         238,344,626
Changes to the valuation of liabilities generated          (3,175,824)                           1,357,297
by labor costs
                                                    -----------------------------------------------------------------
Total                                                     336,592,282                         239,701,923
                                                    =================================================================

Pursuant to the new technical pronouncements, there are certain transitional rules that enable, and in certain cases require, prospective application of valuation and disclosure criteria contained in those rules. The transition rules applied by the Company, which affect the comparability of the financial statements, are as follows:

o No adjustments were made to the initial balances under the new guidelines established to determine the recoverable values of assets.

o The Company's balances of intangible assets and goodwill as of December 31, 2002 having unspecified useful lives were not corrected and were not amortized.

o As from January 1, 2003, we have applied the new methods for translation of financial statements of foreign subsidiaries stated in foreign currencies.

2.3. Recognition of the effects of inflation

The unaudited interim consolidated financial statements were prepared in constant units of currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Resolution No.3/2002 issued by CPCECABA and the Resolution No. 415/02 issued by CNV, recognition of the effects of inflation has been reestablished, considering that the accounting measurements restated by changes in the purchasing power of the currency until August 31, 1995, as well as those arising between that date and December 31, 2001, are stated in currency as of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 which establishes that the financial statements for years ending as from that date should be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the CNV, the Company discontinued the restatement of its financial statements as from March 1, 2003.

This criterion is not in line with prevailing professional accounting standards. There was a 3.3% deflation during the period from March 1 to June 30, 2003.

The company has followed the method of restatement established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences, including the modifications made by Technical Pronouncement No. 19 of that organization, in turn approved and modified by Pronouncement CD 262/01 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

2.4. Generally Accepted Accounting Principles

The unaudited interim consolidated financial statements have been prepared in accordance with Argentine Generally Accepted Accounting Principles ("GAAP") and the requirements of the CNV and are presented in Argentine pesos ("Ps."). Additionally, certain reclassifications and additional disclosures have been included in these unaudited interim consolidated financial statements in order to conform more closely to the form and content required by US GAAP. These unaudited interim consolidated financial statements do not include all the additional disclosures required by the US Securities and Exchange Commission ("SEC") or US GAAP.

Accounting principles generally accepted in Argentina require companies with controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these unaudited interim consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of the financial statements.

2.5. Comparative financial statements

Balances at December 31, 2002 and for the period ended on June 30, 2002, which are shown in these unaudited interim consolidated financial statements for comparative purposes, result from restating the amounts in the financial statements at those dates following the guidelines indicated in Note 2.3.

2.6. Valuation criteria

The principal valuation criteria used in the preparation of these unaudited interim consolidated financial statements are as follows:

(a) Cash and Banks

Cash on hand was recorded at face value.

(b) Foreign currency

 Assets and liabilities denominated in foreign currency are presented at the nominal value of the foreign currency translated to Argentine pesos at period-end exchange rates.

(c) Short-term investments

Time deposits were valued according to the amount deposited at the time of the transaction plus accrued financial interest based on the internal rate of return determined at that time. Mutual investment funds were valued at their quotation value at each period-end.

(d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at the estimated cash value at the time of the transaction plus interest and implicit financial components accrued based on the internal rate of return determined at such time.

Trade receivables include an allowance for doubtful accounts, which is considered to be sufficient to absorb future losses due to uncollectible loans.

(e) Financial receivables and payables

Financial receivables and payables were valued based on the sums of money disbursed and collected, respectively, plus financial results accrued based on the rate estimated at that time.

(f) Other receivables and payables

Sundry receivables and payables were valued based on the best estimates of the amounts receivable and payable, respectively.

(g) Long-term investments

Long-term investments in subsidiaries and related companies were valued by the equity method of accounting.

The professional accounting standards used by the subsidiaries and related companies for the preparation of its financial statements are the same as those used by the Company. In the event of differences, the corresponding adjustments were made.

Foreign companies: Cable Vision Comunicaciones S.A.E.C.A., Television Dirigida S.A.E.C.A., Orange Producciones S.A., Cablepar S.A. and Adesol S.A. were classified as not integrated with the operations of the Company as these companies generate revenue, incur expenses and obtain financing in their countries of incorporation; Bridge Management Holdings Corp. is considered to be integrated with the operations of the Company as established by Technical Pronouncement No. 18.

The financial statements of the foreign companies that are not integrated, were translated into pesos at the rates of exchange prevailing at the end of the period. The exchange differences generated by that translation were charged to "Temporary translation differences" between liabilities and shareholders' equity and totaled $ 5,535,943 at June 30, 2003.

Long-term investments in companies in which no significant control or influence is exercised were valued at their restated acquisition cost following the guidelines mentioned in Note 2.3.

(h) Property and equipment

Property and equipment were valued at restated acquisition cost following the guidelines indicated in Note 2.3., net of accumulated depreciation.

Depreciation was calculated by the straight-line method based on the estimated useful lives of the assets, using annual rates sufficient to extinguish asset values by the end of their useful lives.

Aggregate assets value does not exceed their economic value to the business at the end of the period.

(i) Intangible assets

Intangible assets are basically represented by exploitation rights, concessions, purchase value of the subscriber portfolio, etc. and were valued at restated cost following the guidelines indicated in Note 2.3., net of accumulated amortization.

Amortization was computed by the straight-line method, based on an estimated useful life of between 5 and 20 years.

Aggregate value of intangible assets does not exceed their estimated recoverable value at the end of the period.

(j) Goodwill

Goodwill represents the higher value disbursed on the corresponding proportional equity value of the investments. Goodwill was restated following the guidelines indicated in Note 2.3.

Until December 31, 2002, amortization was computed over twenty years as from the month of origin. As from January 1, 2003, the Company adopted the criterion of discontinuing amortization applying the criterion established by Technical Pronouncement No. 17, as it considered it had unspecified useful life directly related to the Company's business.

The Company regularly evaluates goodwill for recoverability based on estimates and the evaluation of available information at the date of issue of the financial statements. It is estimated that the aggregate value of goodwill as of June 30, 2003, net of the provisions recorded, is lower than recoverable value.

(k) Income Tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing the temporary differences between the tax bases of assets and liabilities and their carrying amounts.

To determine deferred tax assets and liabilities the tax rate expected to be in effect at the time of reversal or use has been applied to the temporary differences identified and the tax loss carryforwards, observing the regulations in effect at the date of issue of these unaudited interim consolidated financial statements.

Since it is unlikely that future taxable income will absorb part of net assets timing differences and tax loss carryforwards, the Company has recorded an impairment on net asset timing differences and has not recognized the tax loss carryforwards that it estimates will not be absorbed.

As established by CNV regulations, deferred tax assets and liabilities were not discounted. This criterion is not in line with the accounting standards in force in the Autonomous City of Buenos Aires, which require that those balances be discounted.

(l) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current rate (1%) on computable assets at the end of the year. This tax complements income tax. The tax obligation of the Company during each year will be determined by the higher of the two taxes. However, if in a given year minimum notional income tax exceeds income tax, that amount in excess can be computed as payment on account of income tax determined in the following ten years.

In May 2001 the Company was included in the register of beneficiaries of the agreements to improve competitiveness and employment (Decree No. 730/01). For this reason, the Company was exempt from this tax until December 31, 2002.

(m) Provision for lawsuits and contingencies

A provision has been set up to cover potential labor, commercial, tax and other types of contingencies that could generate liabilities for the Company. The opinion of the Company's legal counsel has been taken into account for purposes of calculation of the amount and likelihood of occurrence.

(n) Shareholders' equity

These accounts have been restated on a constant Argentine pesos basis (included in Adjustments to capital account) (Note 2.3.). Adjustments to capital and additional paid-in capital may be used to absorb accumulated deficits or to increase capital at the discretion of the shareholders. These amounts cannot be distributed in the form of cash dividends.

(o) Recognition of revenues

Revenues are recognized on an accrual basis, including revenues from subscriptions, which are recorded in the month the service is rendered. The Company's revenues are presented net of the allowance for doubtful accounts.

(p) Selling and marketing expenses

Selling and marketing expenses are expensed as incurred.

(q) Programming rights

Programming rights pending invoicing at the period-end are estimated on the basis of existing agreements and other judgment criteria at that date.

(r) Employee severance indemnities

Severance pay is expensed at the time of payment.

(s) Accounting estimates

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)



NOTE 3  -    ANALYSIS OF CERTAIN CONSOLIDATED BALANCE SHEET AND STATEMENT OF
             OPERATIONS ACCOUNTS

                                                           June 30,         December 31,
                                                       -------------------------------------
                                                             2003               2002
                                                          (Unaudited)
                                                       -------------------------------------
CONSOLIDATED BALANCE SHEET                                              $
                                                       -------------------------------------
CURRENT ASSETS
(a)  Short-term investments
    Money market instruments.........................            36,816             57,020
    Time deposits....................................         1,050,563          1,378,244
    Other............................................           745,747             20,338
                                                       ------------------------------------
                                                              1,833,126          1,455,602
                                                       ====================================
(b) Trade receivables
       From subscriptions............................        26,398,320         29,423,035
       From advertising..............................         7,590,389          9,406,832
         Notes receivable............................            38,319            252,035
       From new businesses...........................         1,304,192          1,941,353
         Credit cards................................         2,716,129          2,069,571
         From assurance..............................         9,218,868         10,806,966
       Other.........................................           528,325            285,151
    Allowance for doubtful accounts (Note 6 (a))
       From subscriptions............................       (20,686,187)       (22,251,308)
       From advertising..............................        (6,007,327)        (6,437,303)
       From new businesses...........................          (400,159)          (403,123)
                                                       ------------------------------------
                                                             20,700,869         25,093,209
                                                       ====================================
(c) Other
    Advances to suppliers............................           730,026          1,115,208
    Receivables from minority shareholders...........           152,504          2,779,965
    Tax advances.....................................         4,087,239          7,324,228
    Deposits in guarantee............................           561,270            559,157
    Other receivables................................        10,017,843          9,442,924
    Debtors in litigation............................               836             11,435
    Prepaid expenses.................................         8,361,849         10,007,711
    Advances to employees............................           338,887            532,765
    Judicial deposits ...............................         6,859,248          3,006,888
    Other............................................         4,890,944          3,546,654
                                                       ------------------------------------
                                                             36,000,646         38,326,935
                                                       ====================================


                                                           June 30,         December 31,
                                                             2003               2002
                                                          (Unaudited)
                                                       ------------------------------------
                                                                         $
                                                       ------------------------------------
NON-CURRENT ASSETS
(d) Other
    Prepaid
    expenses...........................................     24,300,699          26,316,971
    Net deferred tax assets............................    337,844,848         337,819,328
    Tax advances.......................................        749,217             225,219
    Deposits in guarantee..............................        164,235                 353
    Other..............................................      2,080,483           3,212,636
                                                       ------------------------------------
                                                           365,139,482         367,574,507
                                                       ====================================

(e) Long-term investments
    Investments in companies carried under the equity
      method (Note 10).................................    7,623,741             6,951,016
     Advances for the purchase of companies............    6,760,000             7,727,833
     Provision for recovery of investments
      (Note 6 (d)) ....................................   (6,610,000)           (7,576,714)
     Investments in companies carried at cost .........      205,956               204,587
                                                       ------------------------------------
                                                           7,979,697             7,306,722
                                                       ====================================
(f)  Goodwill
        Original Value.................................  2,588,363,220       2,646,206,514
        Accumulated amortization ......................   (846,486,609)       (847,639,129)
                                                       ------------------------------------
                                                         1,741,876,611       1,798,567,385
        Allowance for impairment of Goodwill
        (Note 6.(e)) ..................................   (574,158,802)       (625,198,981)
                                                       ------------------------------------
                                                         1,167,717,809       1,173,368,404
                                                       ====================================
CURRENT LIABILITIES
(g) Short-term bank and financial debt
    Overdraft facilities...............................         57,144              57,144
    Corporate Bonds
       Capital.........................................  1,421,985,600       1,724,139,310
       Interests payable...............................    290,237,243         245,467,378
    Loans
       Capital.........................................     44,601,647          44,930,773
       Interests payable and restatements..............     25,028,552          21,320,282
                                                       ------------------------------------
                                                         1,781,910,186       2,035,914,887
                                                       ====================================

(h)  Other
     Other provisions................................        1,893,751           7,841,415
     Debt with minority shareholders.................          244,646             472,393
     Dividends payable...............................        2,118,774           2,285,825
     Sundry creditors................................          339,795             315,292
     Other...........................................        3,510,068           2,276,300
                                                       ------------------------------------
                                                             8,107,034          13,191,225
                                                       ====================================

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)



                                                           June 30,        December 31,
                                                             2003              2002
                                                          (Unaudited)
                                                       ------------------------------------
                                                                         $
                                                       ------------------------------------
NON-CURRENT LIABILITIES
 (i) Other
     Investments in companies carried under
     the equity method - Fintelco
      S.A. (Note 10)...................................     19,991,397          19,465,318
     Other.............................................        257,117             257,117
                                                       ------------------------------------
                                                            20,248,514          19,722,435
                                                       ====================================

                                                                      June 30,
                                                       ------------------------------------
                                                              2003              2002
                                                          (Unaudited)        (Unaudited)
                                                       ------------------------------------
                                                                         $
                                                       ------------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS
(j)  Net revenues
    Gross sales
      From subscriptions...............................    225,393,771         355,757,306
      From advertising.................................      4,202,530           5,873,986
       Other...........................................     17,417,570           3,266,373
    Allowance for doubtful accounts
      From subscriptions...............................     (1,994,385)        (23,144,836)
      From advertising.................................         (9,820)         (1,093,294)
                                                       ------------------------------------
                                                           245,009,666         340,659,535
                                                       ====================================
(k) Other non-operating income / (expenses), net
    Employee's dismissals..............................              -                (884)
    Severance payments collected.......................      1,571,916                   -
    Provision for lawsuits and contingencies...........       (453,271)           (440,974)
    Uncollectibility of other receivables..............        (73,582)            (41,836)
    Gain on sale of long term investment...............              -              25,168
    Loss on disposal of fixed assets...................           (326)           (679,570)
      Other............................................      5,576,301           1,290,689
                                                       ------------------------------------
                                                             6,621,038             152,593
                                                       ====================================


NOTE 4 - PROPERTY AND EQUIPMENT

                                                                       June 30, 2003
                                        ---------------------------------------------------------------------------
                                           Original value        Accumulated        Net book value       Assets
                                                                 depreciation                         lives years
                                        ---------------------------------------------------------------------------
                                             (Unaudited)          (Unaudited)        (Unaudited)
                                        -------------------------------------------------------------
Installations, external wiring and
  transmission equipment.........            1,412,246,829     (1,022,404,312)         389,842,517        10
Properties.......................              121,033,315        (41,635,654)          79,397,661        50
Computer equipment...............               63,653,344        (56,883,745)           6,769,599         5
Furniture, fixtures and tools....               53,133,440        (48,913,682)           4,219,758        10
Vehicles.........................               30,004,367        (27,259,797)           2,744,570         5
Materials, net of provision for
  obsolescence of materials......               59,070,306                   -          59,070,306         -
Work in progress.................                8,310,855                   -           8,310,855         -
Advances to suppliers............                2,475,522                   -           2,475,522         -
                                        -------------------------------------------------------------
         Total...................            1,749,927,978     (1,197,097,190)         552,830,788
                                        =============================================================

                                                                    December 31, 2002
                                        ---------------------------------------------------------------------------
                                          Original value         Accumulated        Net book value       Assets
                                                                depreciation                          lives years
                                        ---------------------------------------------------------------------------
                                                                         $
                                        -------------------------------------------------------------
Installations, external wiring and           1,413,781,113       (961,281,366)         452,499,747        10
transmission equipment...........
Properties.......................              120,442,846        (38,468,802)          81,974,044        50
Computer equipment...............               64,132,624        (54,241,067)           9,891,557         5
Furniture, fixtures and tools....               53,349,165        (48,136,140)           5,213,025        10
Vehicles.........................               30,293,201        (26,497,770)           3,795,431         5
Materials, net of provision for
  obsolescence of materials......               61,875,704                   -          61,875,704         -
Work in progress.................                6,644,528                   -           6,644,528         -
Advances to suppliers............                2,803,861                   -           2,803,861         -
                                        -------------------------------------------------------------
         Total...................            1,753,323,042     (1,128,625,145)         624,697,897
                                        =============================================================


The consolidated depreciation of property and equipment for the six-month periods ended June 30, 2003 and 2002 amounted to Ps. 78,043,727 and Ps 94,201,145, respectively.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

NOTE 5 - INTANGIBLE ASSETS

                                                                              June 30, 2003
                                                    ---------------------------------------------------------------
                                                                                Accumulated
                                                        Original value         amortization       Net book value
                                                    ---------------------------------------------------------------
                                                          (Unaudited)            (Unaudited)         (Unaudited)
                                                    ---------------------------------------------------------------
Purchased subscribers..........................            27,678,117             (10,497,353)        17,180,764
Others.........................................            45,070,533             (27,642,593)        17,427,940
                                                    ---------------------------------------------------------------
         Total.................................            72,748,650             (38,139,946)        34,608,704
                                                    ==============================================================

                                                                           December 31, 2002
                                                     ---------------------------------------------------------------
                                                                                 Accumulated
                                                       Original value           amortization       Net book value
                                                     ---------------------------------------------------------------
                                                                                    $
                                                     ---------------------------------------------------------------
Purchased subscribers...........................           27,678,114               (9,782,304)       17,895,810
Others..........................................           45,893,771              (26,726,926)       19,166,845
                                                     ---------------------------------------------------------------
         Total..................................           73,571,885              (36,509,230)       37,062,655
                                                     ===============================================================

The consolidated amortization of goodwill and intangible assets for the six-month periods ended June 30, 2003 and 2002 amounted to Ps. 2,609,216 and Ps. 59,062,263, respectively.


NOTE 6 - ALLOWANCES AND CERTAIN PROVISIONS

(a)      Allowance for doubtful accounts

                                      June 30,      December 31,  June 30,      December 31,  June 30,      December 31,
                                    ------------- ---------------------------------------------------------------------
                                        2003          2002          2003          2002          2003          2002
                                    (Unaudited)                 (Unaudited)                 (Unaudited)
                                    -----------------------------------------------------------------------------------

                                         From subscriptions           From advertising          From new businesses
                                    -----------------------------------------------------------------------------------
                                                                            $
                                    -----------------------------------------------------------------------------------
Balance at the beginning of the
period / year....................     22,251,308   47,429,544     6,437,303     9,496,992       403,123     1,711,321

Increase / (Decrease) (recorded
as loss)..........................     1,994,385   35,235,572         9,820     1,170,068             -      (402,963)

(Write-off) (*)...................    (3,559,506) (60,413,808)     (439,796)   (4,229,757)       (2,964)     (905,235)
                                    -----------------------------------------------------------------------------------
Balance at the end of the period
/ year............................    20,686,187   22,251,308     6,007,327     6,437,303       400,159       403,123
                                    ===================================================================================

(*) Includes result of exposure to inflation.


(b) Provision for obsolescence of materials
                                                     June 30,     December 31,
                                                  ------------------------------
                                                       2003           2002
                                                   (Unaudited)
                                                  ------------------------------
                                                                 $
                                                  ------------------------------
Balance at the beginning of the period / year.....   11,084,790      11,150,723
Decrease..........................................         (368)        (65,933)
                                                  ------------------------------
Balance at the end of the period / year...........   11,084,422      11,084,790
                                                  ==============================

(c) Provision for lawsuits and contingencies
                                                     June 30,     December 31,
                                                  ------------------------------
                                                       2003           2002
                                                   (Unaudited)
                                                  ------------------------------
                                                                 $
                                                  ------------------------------
Balance at the beginning of the period / year.....   18,495,701      52,313,401
Increase (recorded as loss).......................      453,271       2,029,125
Decrease of provision (*).........................     (767,076)    (35,846,825)
                                                  ------------------------------
Balance at the end of the period / year...........   18,181,896      18,495,701
                                                  ==============================
(*) Includes result of exposure to inflation.


(d) Provision for recovery of investments
                                                     June 30,     December 31,
                                                  ------------------------------
                                                       2003           2002
                                                   (Unaudited)
                                                  ------------------------------
                                                                 $
                                                  ------------------------------
Balance at the beginning of the period / year.....    7,576,714               -
(Decrease) / increase (recorded as loss) (*)......     (966,714)      7,576,714
                                                  ------------------------------
Balance at the end of the period / year...........    6,610,000       7,576,714
                                                  ==============================
(*) Includes result of exposure to inflation and exchanges differences.


(e) Allowance for impairment of goodwill
                                                     June 30,     December 31,
                                                  ------------------------------
                                                       2003           2002
                                                   (Unaudited)
                                                  ------------------------------
                                                                 $
                                                  ------------------------------
Balance at the beginning of the period / year.....  625,198,981     328,492,942
Increase recorded as loss.........................                  315,044,678
Goodwill amortization.............................            -     (18,338,639)
Temporary translation differences.................  (51,040,179)              -
                                                  ------------------------------
Balance at the end of the period / year...........  574,158,802     625,198,981
                                                  ==============================

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

NOTE 7 - BANK AND FINANCIAL DEBT

In addition to the financial loans with local financial entities, which have been converted into pesos and restated through application of the Reference Stabilization Coefficient ("CER"), the Company's financial debt is as follows:


(a) US$ 125 million 9.25% Notes due 2002 and US$ 125 million 10.50% Notes due
2007

The Shareholders' Ordinary and Extraordinary General Meeting held on October 7, 1996 approved the issuance of non-convertible unsecured corporate bonds for up to US$ 300,000,000 and authorized the Board of Directors to determine the remaining terms and conditions, including issue date, price, interest rate, placement and payment form and conditions.

On October 11, 1996, filings with the CNV, the BCBA and the Mercado Abierto Electronico S.A. (Electronic Open Market or MAE) were made to obtain approval for the public issuance of the Notes, which was obtained on January 23, January 30, and February 5, 1997, respectively.

On January 28, 1997, the Board of Directors of Multicanal approved the issuance of two series of securities, the US$ 125 million 9.25% Notes due 2002 and the US$ 125 million 10.50% Notes due 2007 (collectively, the "Notes"), in each case interest to be paid semi-annually. The aggregate net proceeds of the issue of the Notes due 2002 and the Notes due 2007 of US$ 244,882,500, together with US$ 5,117,500 corresponding to cash generated by the operations, were used to repay a US$ 200 million loan facility arranged by The Boston Investment Group S.A., Banco Rio de la Plata S.A. and Galicia Capital Markets S.A. in 1995 (the "1995 Loan Facility") and to refinance short-term bank debt and other indebtedness. Appropriation to payment was effected on February 3, 1997.

The Notes due 2002 and the Notes due 2007 contained customary affirmative and negative covenants, including, but not limited to, restrictions on the incurrence of additional debt, creation of liens on assets, disposal of assets, mergers and payments of dividends.

On July 2, 1997, the Notes due 2002 and the Notes due 2007 were registered with the SEC and the Company made a duly registered exchange offer to holders of the Notes. The 30-day exchange offer, in which holders of US$ 102,900,000 aggregate principal amount of Notes due 2002 and of US$ 86,409,000 aggregate principal amount of Notes due 2007 tendered concluded on August 3, 1997. On September 4, 1998, the Company made a voluntary second 30-day exchange offer to the holders of the outstanding Notes due 2002 and Notes due 2007, in which holders of US$ 18,575,000 aggregate principal amount of Notes due 2002 and US$ 37,603,000 aggregate principal amount of Notes due 2007 tendered.

On June 26, 2001 the Company filed a registration application with the CNV for a public offering for the purchase of Notes in the amount of US$ 125,000,000 maturing on February 1, 2002, addressed to all of its holders and to be carried out simultaneously in Argentina and in foreign markets in which the Notes were originally placed. This purchase offering was subject to: (a) the assignment of the Company's rights in DirecTV Latin America LLC and of certain contractual rights relating to it, the proceeds of which would be used in part to purchase the Notes offered; (b) the absence, according to the Company's reasonable judgement, of any legal impediment, whether actual or threatened, including any noncompliance under an agreement, indenture or any other instrument or obligation, which the Company or one of its affiliates is a party to, to purchase the Notes offered; or (c) the absence of events or changes, including in the economic, financial, exchange or general market conditions of the United States of America, Argentina or any other country which, according to the reasonable judgement of the Company, has or may have a material adverse effect on the market price, the trading of or the value of the Notes to the Company.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

On June 28, 2001 the Board of the CNV acknowledged the procedure implemented by the Company for the public offering involving the purchase of the Notes issued by it and maturing in 2002, up to an amount of US$ 125,000,000. On July 19, 2001, due to the economic and financial conditions in Argentina, the Company concluded that the conditions for the consummation of its offer to purchase the Notes had not been met and were unlikely to be met and thus, the Company decided to withdraw the purchase offer as of that date.


(b) Establishment of a Medium-Term Note Program of up to US$ 350,000,000

During the Ordinary Shareholders' Meeting held on April 4, 1997, the Shareholders approved the establishment of a Medium-Term Note Program (the "Program") for the issue of unsecured corporate debt, in different currencies, provided that the maximum outstanding amount, after adding all series and classes of notes issued under the Program, does not exceed US$ 350,000,000, or an equivalent amount if any such issue is in another currency, at any time. On May 8, 1997, the CNV approved the public offer of Corporate Bonds under the abovementioned Program. On July 24, 1997, the abovementioned Program was approved by the BCBA.

     (i)  Issue of US$ 150 million Series C 10.50% Notes due 2018

          On March 15, 1998, the Board of Directors of Multicanal approved the terms and conditions for the issuance under the Program of US$ 150 million Series C 10.50% Notes due 2018 (the "Series C Notes"). The Series C Notes will mature on April 15, 2018 and bear interest at the rate of 10.50% payable semi-annually.

          The net proceeds received by the Company from the placement, amounting to approximately US$ 144.3 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems, short-term bank debt, other liabilities and costs and related expenses.

          The Series C Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

          On September 4, 1998, the Series C 10.50% Notes due 2018 (the "New Notes") were registered with the SEC and the Company made a duly registered 30-day exchange offer to the holders of the Series C Notes, in which holders of US$ 149,850,000 aggregate principal amount of Series C Notes tendered.

(c) Increase in the maximum amount of notes outstanding under the Medium-Term Note Program

The Company's shareholders approved, at a self-summoned Unanimous Ordinary Meeting held on November 24, 1997, an increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 200,000,000 to US$ 550,000,000. On December 2 and 22, 1998 and February 16, 1999, the CNV, the BCBA and the MAE, respectively, approved the abovementioned increase.

Subsequently, on January 19, 1999, the Company's shareholders approved an additional increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 500,000,000 to US$ 1,050,000,000. On March 31 and April 5 and 13, 1999, the CNV, the BCBA and the MAE, respectively, approved the abovementioned increase.

     (i)  Issue of US$ 175 million Series E Notes due 2009

          In March 1999 the Board of Directors of Multicanal approved the terms and conditions for the issue of the Series E Notes under the Medium-Term Note Program. The CNV approved the public offer of such Notes on March 31, 1999.

          The principal amount of the Series E Notes totals US$ 175 million and matures on April 15, 2009. The Series E Notes are subject to early repayment, in whole or in part, at the option of holders, on April 15, 2004. If a holder exercises its early repayment option, the Series E Notes will be repaid at a price equal to 100% of the principal amount plus interest accrued thereon and unpaid and additional amounts, if any, which could be claimed through the repayment date. The Notes bear interest at the rate of 13.125%, payable semi-annually.

          The net proceeds of the issue, which amounted to US$ 170.5 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems and other short-term financial liabilities.

          The listing and negotiation of the Series E Notes were authorized by the BCBA and the MAE on April 14 and 15, 1999, respectively.

          The Series E Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

          On September 13, 1999, the Series E Notes due 2009 were registered with the SEC and the Company made a duly registered 30-day exchange offer to the holders of the Series E Notes, in which holders of US$ 159,180,000 aggregate principal amount of Series E Notes tendered.

     (ii) Issue of US$ 144 million Series J Floating Rate Notes due 2003

          On August 22, 2001, the Board of Directors of Multicanal approved the issue of US$ 144,000,000 of its Series J Floating Rate Notes under the Global Program for up to US$ 1,050,000,000.

          The Series J Notes were issued on August 24, 2001 in the amount of US$ 144 million, and the maturity date is August 22, 2003. The Series J Floating Rate Notes bear interest at the LIBO rate indicated for deposits in dollars on page "3,750" of the Telerate monitor plus 5.5%. Interest is payable on a quarterly basis.

          On August 24, 2001 the Company issued the Series J Floating Rate Notes, which were exchanged for the Series G and Series I Notes (the maturity of which was extended until August 30, 2001 with the unanimous consent of their holders in connection with the issuance of the Series J Notes). Pursuant to the terms and conditions agreed upon, the Company paid US$ 20,000,000 in cash to the Series G and Series I holders to satisfy all of the Company's obligations corresponding to such Notes.

          Pursuant to the terms of the Series J Floating Rate Notes, the Company must comply with certain covenants, including, without limitation, obligations that restFrict: (i) indebtedness; (ii) dividend payments or the making of certain restricted payments; (iii) the granting of certain pledges, and (iv) the sale of certain assets of the Company and certain of its subsidiaries. In addition, the Company agreed that its net debt (Bank and financial debts plus Acquisition-related debt less Cash and cash equivalents) would not exceed US$ 700,000,000, that it will not invest in fixed or capital assets in excess of US$ 40,000,000 during any 12 month-period and that the balances resulting from the sale of its investment in DirecTV Latin America, LLC to Raven Media Investment, LLC would be applied to discharge financial debt.

Repurchases

During the last quarter of 2001 and in January 2002, the Company repurchased notes issued by it for US$ 211,148,000, obtaining a discount with respect to the face value of the Company's debt amounting to US$ 130,995,548. The result of that purchase corresponding to the previous period amounted to $ 420,871,431, which is recorded under Financial income (expenses) and holding results, net in the unaudited interim consolidated statement of operations.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

Deferred Payments

On February 1, 2002, the Company deferred the payment of principal and interest on its 9.25% Notes due 2002 and interest on its 10.50% Notes due 2007 due to the situation of the Argentine economy and the political and social crisis that resulted from the economic, exchange and regulatory measures described in Note
12. Subsequently on February 26, 2002, the Company deferred the payment of interest on its Series J Floating Rate Notes due 2003.

On April 15, 2002, the Company deferred payments of interest on its Series C 10.50% Notes due in 2018, and its Series E 13.125% Notes due in 2009 due to the worsening of the Argentine economic crisis.

On June 4, 2002, the Company announced the designation of JP Morgan Securities Inc. as financial advisor, to assist it in designing alternative means of discharging the deferred payments. As agreed, the fees and total costs in relation to the restructuring process will depend on the result finally achieved.

Restructuring process

As a result of the expiration of the existing Global Program, on January 22, 2003 the shareholders approved a new global program for the issuance of unsecured negotiable obligations, in various currencies, for a maximum amount of the equivalent of US$ 300,000,000 over a term of five years as from the date of authorization of the program by the CNV. An application for public offer and listing of the Global Program was filed with the CNV and the BCBA (Buenos Aires Stock Exchange) on January 24, 2003, which is pending as of the date of issue of these financial statements.

As a first stage in the financial debt restructuring process, on January 31, 2003 the Company launched an offer to purchase (the "Cash Tender Offer") its 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125% Series E Notes due 2009,
Series C 10 1/2% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (the "Bank Debt" and together with the Existing Notes, the "Existing Debt") which was successively extended until July 25, when the Company announced the amendment to the APE Solicitation (defined below) and the launch of the Cash Option Solicitation.

On February 7, 2003, as a second stage of the restructuring process Multicanal announced that it is soliciting (the "APE Solicitation") from holders of Existing Debt powers of attorney in favor of an attorney-in-fact, to execute an acuerdo preventivo extrajudicial (the "APE").

On March 26, 2003 the Company made certain modifications at the request of certain creditors with whom the Company had agreed to sign supporting contracts to obtain their agreement to the APE Solicitation.

On July 25, 2003 the Company publicly announced the modification of its Cash Tender Offer (the "Cash Tender Offer", as amended, the "Cash Option Solicitation") and the APE Solicitation as a result of the requests made by its creditors, including an increase in the consideration offered to the holders of the Existing Debt that participate in the APE Solicitation, modification of the minimum participation requirements of the APE Solicitation, modification of certain conditions precedent of the APE Solicitation and the Cash Option Solicitation and inclusion of the cash payment pursuant to the Cash Option Solicitation as an option in the APE Solicitation.

As a result of these modifications, the Company extended the expiration date of the APE Solicitation and the Cash Option Solicitation until 5.00 p.m., New York time, September 30, 2003 unless it was subsequently extended by the Company at its sole discretion.

Upon approval by an Argentine commercial court of the APE, each of the holders that participates in the Cash Option Solicitation will receive a cash payment of US$ 300 for each US$ 1,000 of principal of Existing Debt tendered. Furthermore, each holder that accepts the APE Solicitation will receive, for each U.S.$1,000 principal amount of Existing Debt tendered in connection with the APE Solicitation, at its option, either:

     (i) U.S.$1,050 principal amount of the Company's 10-Year Step-Up Notes (the "10-Year Notes") or

     (ii) U.S.$440 principal amount of either (A) the Company's 7% 7-Year Notes (the "7- Year Fixed Rate Notes") or (B) the Company's 7-Year Floating Rate Notes (the "7-Year FRNs", together with the 7-Year Fixed Rate Notes, the "7-Year Notes", and the 7-Year Notes together with the 10-Year Notes, the "New Notes"), and 641 of the Company's class C shares of common stock (the "Class C Shares").

The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is exchanged or capitalized pursuant to the APE.

The Cash Option Solicitation and the APE Solicitation are subject to the terms and conditions set out in the Cash Option Solicitation Statement and the Second Supplement to Solicitation Statement, each dated July 25, 2003 including (a) the holders that represent at least 66.67% of the Relevant Debt, as defined in the Second Supplement to Solicitation Statement, tender or agree to participate in the APE Solicitation and in the Cash Option Solicitation, (b) up to US$ 131 million has been tendered in the Cash Option Solicitation, (c) the controlling shareholder shall have entered into a Trust Agreement and deposited US$ 15 million in a trust to effect, subject to the conditions set forth in the Trust Agreement, a US$ 15 million capital contribution to make, together with funds provided by the Company, the cash payment pursuant to the Cash Option Solicitation upon court approval of the APE, (d) the holders that elect the Par Option shall not represent in the aggregate, over US$ 76.5 million of Existing Debt and (e) the holders that elect the Combined Option shall not represent in the aggregate, over US$ 324.9 million of Existing Debt.

The Company is seeking to (i) exchange approximately U.S.$76.5 million principal amount of its Existing Debt for U.S.$80.3 million of 10-Year Notes, (ii) exchange approximately U.S.$143.0 million principal amount of its Existing Debt for U.S.$143.0 million of its 7-Year Notes and (iii) capitalize approximately U.S.$181.9 million principal amount of its Existing Debt. The Company is seeking to retire approximately U.S.$130 million pursuant to the terms of the Cash Option Solicitation.

Since the Cash Option Solicitation and the APE Solicitation are not regulated by applicable CNV and BCBA regulations, the Company has notified both restructuring stages of the process of restructuring and its modifications, having filed the corresponding documents and supplements that were prepared by the Company, as well as the rest of the related documentation. These documents are currently at the BCBA for consultation by the investing public.


NOTE 8 - SHAREHOLDERS' CAPITAL

As a result of the incorporation of the equity of Plataforma Digital S.A., effective from January 1, 2001 (Note 1 b)), the capital stock of Multicanal, as the absorbing company, was increased by Ps. 867,810, from Ps. 365,953,227 to Ps. 366,821,037, by the issue of 867,810 non-endorsable, registered, ordinary Class A shares of Ps. 1 par value with five votes per share, which were delivered to Grupo Clarin S.A. in exchange for the shares held by it in Plataforma Digital S.A. This capital increase is pending registration.

The dissolution of Multicanal Holding LLC was registered with the Secretary of State of the State of Delaware on July 2, 2003 in line with the Operating Agreement signed at the time of the Company's creation, and its shareholders delivered to Grupo Clarin S.A. the shares it held in the Company.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

As a result, the shares of the Company are currently held as follows:


                                                                      Number of shares
                                          ------------------------------------------------------------------------
              Shareholder                      Class A            Class B             Total          % Holding
------------------------------------------------------------------------------------------------------------------
Grupo Clarin S.A.                           200,334,477         49,866,666(1)     250,201,143(2)        68.21
Arte Grafico Editorial Argentino S.A.                 -        116,619,894        116,619,894           31.79
                                          ------------------ ------------------ ------------------ ---------------
Total                                       200,334,477        166,486,560        366,821,037          100.00
==================================================================================================================

(1) On March 30, 2001, the Company's Board of Directors authorized the granting and registering of a pledge on 4,791,503 Class B shares owned by Grupo Clarin S.A., as collateral for Video Cable Comunicacion S.A.'s deferred taxes in the amount of Ps. 2,982,126 and Ps. 3,055,166 corresponding to investments made in Sierras de Mazan S.A. In addition, in line with the Administracion Federal de Ingresos Publicos (Tax Authority or the "AFIP") General Resolution No. 846, the Company set up a pledge in its favor on 4,791,503 Class B shares as collateral with BankBoston N.A. in favor of the AFIP.

     On January 24, 2002 the Board of Directors of the Company authorized the creation and registration of a security interest on (i) 367,954 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure tax deferrals for Ps. 463,620 made by Video Cable Comunicacion S.A. in Sierras de Mazan S.A.; (ii) 2,146,107 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure tax deferrals for Ps. 2,704,095 made by Enequis S.A. in Sierras de Mazan; and (iii) 1,299,498 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure Ps. 1,637,355, i.e. the total amount of the debt deferred by Cable Video Sociedad Anonima in Valle del Tulum. Those shares were pledged as collateral in favor of the AFIP through BankBoston N.A.


(2) Of this holding, 62,333,333 shares (40,094,948 ordinary Class A shares and 22,238,385 ordinary Class B shares) are pledged in favor of TI Telefonica Internacional de Espana S.A. On November 11, 2000 TI Telefonica Internacional de Espana S.A. gave notice of the assignment of the right to collect the price balances and the rights on the shares pledged in favor of Telefonica Media S.A.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

NOTE 9 - COMMITMENTS AND CONTINGENCIES

(a) Acquisition and sale of cable systems

(i) Acquisition of cable systems in Paraguay

On December 12, 1997, the Company entered into two agreements for the acquisition of 14 cable systems (13 in Paraguay and 1 in Clorinda, Argentina). The closing of the transaction was scheduled for November 15, 1997, which was subject to the seller's compliance with certain conditions, including obtaining various regulatory approvals from the government of Paraguay, which were ultimately not obtained. The Company renegotiated the purchase of the subscribers, and the assets and liabilities of the Paraguayan companies. So far, US$ 2,300,000 corresponding to the payment on account of the total price has been paid.

The final agreement was not signed due to the seller's failure to comply with its obligations. The seller signed a promissory note amounting to US$ 2,300,000 and pledged the shares corresponding to certain TV systems in favor of the Company to guarantee compliance with the conditions for the closing of the transaction. As a result of the seller's non-compliance, the Company demanded payment of the promissory note, but the seller brought a claim demanding compliance with the agreement signed on December 12, 1997, reserving the right to determine the amount of damages, and an injunction which was resolved by the Paraguayan court in favor of the plaintiff. This measure prevents collection by the Company of the promissory note amounting to US$ 2,300,000.

The Company requested that the judge hearing the case require the plaintiff to pay court fees on the amount of the contract, and the Court granted the request and suspended the court proceedings. Because the plaintiff had not paid the court fees as ordered by the judge, the Company requested that the preliminary injunction be suspended, the lawsuit be dismissed and the file be closed. The Judge did not make a final determination but accepted the request for suspension of the preliminary injunction.

Subsequently, the plaintiff paid the court fees but, case is pending because, among other reasons, the Judge has not ordered the reopening of the case. Once the case is reopened, the Company must answer the complaint and proceed with the legal action.

On June 19, 2001, the seller communicated to the court the assignment of rights and lawsuits in favor of Lisker S.A., for which court fees were paid. When the Company was informed of this assignment, it filed an appeal challenging the court's decision pursuant to which Lisker S.A. was assigned seller's rights, on the grounds that the agreement had an intuitu personae nature, and that the seller was restricted from assigning rights, according to the agreement. Through a resolution dated August 17, 2001, the court approved the appeal and revoked the rights assigned to Lisker S.A. That ruling was appealed by Lisker S.A., which filed an appeal of the dismissal. This appeal was also dismissed. Subsequently, Lisker S.A. filed an appeal with the Supreme Court of Justice of Paraguay claiming unconstitutionality. Once the complaint regarding the unconstitutional nature of the measure had been replied to, the case was submitted to the Attorney General for a ruling. To answer the requirement the Attorney General asked for the file on the complaint because of refusal to appeal, but as it has been mislaid at present the Civil and Commercial Court of Appeal has not yet sent it. In view of the situation an application will be made for the time periods to be extended and for a reply to the submission on the action brought for lack of constitutionality.

On July 10, 2001 the court ordered that the evidence filed by the seller, which it had obtained in Buenos Aires, be removed from the court file and returned to it. The seller filed a motion to reverse this court decision and an appeal. On July 24, 2001, the court rejected the motion and the appeal. The seller appealed but the appeal was rejected by the Appellate Court in Civil and Commercial Matters, Room 2, on August 13, 2001.

On September 17, 2001, the Company requested the lifting of the provisional remedy, which restrains it from collecting the promissory note for US$ 2,300,000 drawn in the name of the seller. The Court lifted the injunction that had prevented Multicanal from bringing legal action against the seller.

The Company is unable to assure that it will collect the amount due once the injunction has been lifted.

(ii) Sale of assets and rights in DirecTV Latin America, LLC.

On August 24, 2001, the Company transferred all of its interests in DirecTV Latin America, LLC and certain contractual rights related thereto to Raven Media Investments, LLC, a company organized under the laws of the state of Delaware and wholly-owned by Grupo Clarin S.A., for US$ 150,000,000.

The Company received the full purchase price upon the execution of the transfer agreement.

Multicanal reserved the right, subject to certain conditions, to indirectly repurchase the assets sold. This option expires by no later than November 10, 2003.

(iii) Tres Arroyos Televisora Color S.A. trusts

On September 7, 2001, a Trust Agreement was signed under which the minority shareholders transferred all of their equity interests in Tres Arroyos Televisora Color S.A., representing 38.58% of the stock capital, in favor of the trustee, Mr. Jose Maria Saenz Valiente (h). Multicanal was appointed the trust beneficiary so that the stock in trust is gradually transferred to it provided it pays Ps. 42,876 per month to the trustee over a 10-year period. The trust will be revoked if Multicanal were to fail to pay the consecutive monthly installments.

Additionally, on the same date, September 7, 2001, a beneficial interest on the shares of Tres Arroyos Televisora Color S.A., representing 38.58% of the Company's capital stock and voting rights, was set up in favor of Multicanal, for the earlier of 10 years or the Trust life.

As of June 2003, the trustee transferred 1,852 shares to Multicanal under the Trust Agreement. The participations after the transfer are as follows:
Multicanal owns 16,592 shares representing 69.13% of the capital stock and Fideicomiso Tres Arroyos Televisora Color S.A. owns 7,408 shares representing 30.87% of the capital stock.

(iv) Acquisition of Telemas S.A. Renegotiation of payment of the price balance

On May 2, 1997, through its wholly-owned subsidiary Adesol S.A., the Company acquired 75% of Telemas S.A., a company that provides programming and management services to UHF systems and another seven cable operators in Uruguay. On July 15, 1999 the Company established that Adesol S.A. would acquire the remaining 25% of Telemas S.A. and agreed to pay US$ 12.4 million in six half-yearly installments, the first four of which were paid on December 15, 1999, June 15 and December 15, 2000 and June 15, 2001 (payment corresponding to December 31, 2001 had been made in advance). The amount of the final installment due on June 15, 2002 was renegotiated, being payable in 24 installments from July 2002. In accordance with an addendum dated November 2002, the Company and Adesol S.A. partially renegotiated their financing obligations with maturities from October 2002 through March 2003, reducing the amount of the installments and adding a final installment corresponding to the difference. The restriction on the sale of Adesol S.A. and Telemas S.A. will continue to be in effect until those installments have been settled. On June 23, 2003 the Company and Adesol renegotiated the financial obligations falling due in April 2003 to instead fall due in December 2003, decreased the amount of the installments and added a final installment for the difference which will fall due in August 2004.

(v) Acquisition of Dorrego Television S.A

Through the agreement entered into on October 15, 2002 in relation to the purchase of the capital stock of Dorrego Television S.A. and Cable Video Sur S.R.L., the Company assumed the outstanding obligations of the purchaser - amounting to $ 250,000 - with the previous shareholders of Dorrego Television SA. and agreed to settle that debt in 30 monthly installments using a formula based on a basic subscription fee charged in Coronel Dorrego. On December 15, 2002 the Company entered into an agreement whereby it assumed the obligations of the seller with the previous owners of Cable Video Sur SRL. The obligations of the seller were secured with a pledge on 99% of the quotas of Cable Video Sur S.R.L. The Company agreed to pledge the shares of Dorrego Television SA. in exchange for the release of the pledge on the installments of Cable Video Sur S.R.L. It was also agreed that the total payment of $ 829,641 would be made in 39 monthly installments and six semi-annual installments.

(b) Litigation

The Company is involved in litigation from time to time in the ordinary course of business. In Management's opinion, the lawsuits in which the Company is currently involved, individually and in the aggregate, are not expected to be resolved for amounts that would be material to the Company's financial condition or results of operations.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

(c) Operating licenses

The Company's operating licenses, obtained from the Comite Federal de Radiodifusion (Federal Broadcasting Committee or "COMFER"), have been generally granted for a period of 15 years, with the option to extend the licenses for an additional ten-year period, counted as from the expiration of the original term. The Company has requested the extension of the term for several licenses. The extension of the licenses is subject to approval by the COMFER. Although management considers that the risk that the Company will be unable to renew its licenses in the future remote, it cannot provide assurance that the Company will obtain any such extensions.

(d) Pending approvals

The Company has applied for COMFER approval of several transactions, including the various corporate reorganizations in which several operating subsidiaries were merged into the Company, certain transfers and other acquisitions of cable television companies. In addition, the Company has requested the COMFER to approve the elimination of certain headends. Although most of these approval petitions are pending, the Company expects to receive all such approvals in due course. Notwithstanding the foregoing, the Company can give no assurance that such approvals will be granted by the COMFER or any successor agency.

The merger-spin-off of Fintelco S.A., Video Cable Comunicacion S.A. ("VCC") and CV Inversiones S.A., are pending approval by the IGJ. The last increase in capital stock resulting from the merger that will be deemed effective as of January 1, 2001 is pending registration with the IGJ. Furthermore, the reorganization processes carried out by the Company before the merger are also pending registration.

(e) Claims by COMFER

(i) Administrative proceedings

After the promulgation of a new payment facilities regime and the determination of penalties, the COMFER brought administrative proceedings against the Company alleging breach of the Broadcasting Law.

As a result of these proceedings, the Company has taken part in a payment facilities regime established by Government Decree 1201/98, as amended by Decrees 644/99 and 937/99, in order to pay the penalties for violations of the broadcasting law that allegedly occurred prior to December 9, 1999. This mechanism provides for: (i) an 85% reduction in any fines in connection with these proceedings, and (ii) cash payments of the amount to be determined, or crediting of the amount to TELAM S.A. for use in public service campaigns run by the Federal Government. The COMFER notified the Company, by means of Note 2872/02, that the "Amount payable" amounts to $ 5,295,359. The Company intends to pay this amount by providing advertising. However, because the "amount to be settled" that the Company was notified it must pay was calculated by applying the previous regime on calculating penalties approved by Resolutions Nos. 626/COMFER/98, 772/COMFER/98 and 609/COMFER/99, the Company filed a request with the relevant authorities requesting recalculation of the "amount to be settled" by applying the new regime approved by Resolution No. 830/COMFER/2002 in effect since November 21, 2002, if it is more favorable to the Company. This decision was based on the general legal principle which establishes that the most favorable regulation is to be applied at the time of setting a penalty.

On December 13, 2001 the Company took part in a new payment facilities regime established by Decree 2362/02 of the National Government for the payment of fines imposed on the Company or derived from non-compliance with broadcasting regulations between January 1, 2001 and October 31, 2002, inclusive. Under this regime, the following alternatives are available: (i) to make payment in cash, or (ii) to apply the resulting amounts in favor of the National Secretariat of Communication Media and the Comfer for campaigns for the public interest organized by the National Government. It is the Company's intention to pay the fines by providing advertising time in future broadcasts.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

(ii) Demand for payment from Vidycom S.A.

The COMFER filed a claim whereby it demanded payment from Vidycom S.A. ("Vidycom"), a company absorbed by Multicanal in 1995, of all the differences in its favor as a result of its participation in the tax exemption established by Resolution No. 393/93.

The tax authorities based their rejection of the mentioned tax exemption on the following grounds: (a) Vidycom was asked to make payment on several occasions, but did not comply with COMFER's requirements, (b) no documentation supporting the investments committed by the company was provided and (c) no evidence was provided of the weather phenomenon as a result of which the previous shareholders had requested the tax exemption.

The amount of the claim, which would be equivalent to 30% of the rate paid in 1994, 20% of the rate paid in 1995 and 10% of the rate paid in 1996, plus the corresponding interest, has not yet been determined.

According to Multicanal, there are questions of fact and of law in its favor which would lead COMFER to reassess its position. Consequently, no amount has been recorded in these unaudited consolidated combined financial statements at June 30, 2003.

(iii) Demand for payment due to rejection of requests for exemption

The COMFER issued various resolutions announcing the rejection of the request for exemptions filed under the terms of Resolution No. 393/93 to the holders of broadcasting licenses absorbed by Multicanal and to demand payment of sums due plus interest.

The Company considers that there are allegations of fact and questions of law in its favor that would require Comfer to review its position, but the Company cannot provide any assurance that the authorities will rule in favor of the Company.

(f) Other regulatory aspects

In February 1995, the City of Buenos Aires issued a municipal ordinance regulating the authorization for the installation of TV cable networks. Such ordinance establishes several alternatives for cable installation on the street, namely: by underground laying, center of city block or posting. The ordinance established a maximum term of 7 years for cable operators to adapt their wiring networks according to the requirements of the ordinance. The municipality of the City of Mar del Plata issued an ordinance to regulate the installation of cable TV networks.

Although the Company has been adapting its network, it has had difficulties making its network fully compliant as a result of the economic crisis in Argentina, the current lack of financial stability and the successive tax charges, which have forced the Company to apply its resources and income to ensuring the continuity of its business and greatly reduce its capital expenditures. On September 30, 2002 the Company requested suspension of the terms established by ordinance 48,899. The municipality of the City of Mar del Plata is also analyzing the granting of an extension for the license holders to adapt their networks

According to applicable regulations, 5% of the year's profit must be applied to the legal reserves until it equals 20% of Company equity.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

(g) Commitments to make contributions to Fintelco S.A.

Fintelco S.A. had a negative shareholders' equity as of June 30, 2003. Under the Argentine Commercial Companies Law, this could bring its dissolution, unless its capital is restored. Decree No. 1269/02 of the National Executive Branch suspended the application of the abovementioned regulation until December 10, 2003. The Company and Cablevision S.A. each hold 50% of the equity of Fintelco S.A. and, in that proportion, the Company has undertaken to make the contributions required to pay the liabilities of Fintelco S.A. and of its subsidiaries when due.

(h) Complaints against the Supercanal Group

The Company brought various claims against Supercanal Holding S.A. and its subsidiaries (the "Supercanal Group"), including an action to declare resolutions adopted during the Extraordinary Shareholders' Meeting of Supercanal Holding S.A. on January 25, 2000 to reduce capital stock of Supercanal Holding S.A. to Ps. 12,000 and subsequently increase capital to Ps. 83,012,000 null and void. The Court issued an injunction requested by the Company but required that the Company post bond for Ps. 22,000,000 for potential damages that could be assessed against the defendant, should the complaint be dismissed. The remedy was granted against the issue of a surety bond. The Court of Appeals revoked the injunction. The Company has filed an extraordinary appeal against that resolution, claiming it is both "arbitrary" and "damaging to the institution". The appeal is in the process of being heard, and a ruling thereon is pending.

Other legal actions were initiated, claiming the suspension of: i) the last three Ordinary Shareholders' Meetings of Supercanal Holding S.A. and ii) the guarantees granted by Supercanal S.A. on bank loans exclusively in favor of the group controlling Supercanal Holding S.A. (Grupo Uno S.A. and affiliated companies). In addition, a claim for dissolution and liquidation of Supercanal Holding S.A. was brought jointly with the action for removal of all the members of the Board of Directors and the Surveillance Committee, and the dissolution of Supercanal Capital N.V.

Supercanal Holding S.A. and other companies of the Supercanal Group filed for bankruptcy proceedings with the National Court of First Instance on Commercial Matters No. 20, Secretariat No. 40. and the procedures began on April 19, 2000.

As a result of the revocation of the preliminary injunction mentioned above, on December 12, 2001 the Company was notified of the filing of a claim by Supercanal Holding S.A. for damages caused by the granting of the preliminary injunction that was subsequently revoked. It has been claimed that the suspension of the effects of the meeting held on January 25, 2000 resulted in the cessation of payments to Supercanal Holding S.A.

The Company answered the complaint and rejected the liability attributed to it based on the fact that the cessation of payment had taken place before the date of the meeting that was suspended by the preliminary injunction, according to documentation provided by the plaintiff itself. Furthermore, the suspension of the meeting did not prevent capitalization of the Company through other means. Based on the record of the case, the Company considers that the claim filed should be rejected in its entirety, and the legal costs should be borne by the plaintiff.

No assurance can be provided that the Company will obtain an economic or financial gain as a result of these actions. Presently, as a result of the ancillary jurisdiction of the bankruptcy proceedings of Supercanal Holding S.A., all the claims are brought in the abovementioned Court.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

NOTE 10 - LONG-TERM INVESTMENTS

Investments carried under the equity method are as follows:

                                  Direct percentage
                                   participation in                                  Equity in the gains (losses)
            Company                  voting stock              Investments             of affiliated companies
-------------------------------------------------------------------------------------------------------------------
                                          %              June, 30     December 31,     June, 30        June, 30
                                 ----------------------------------------------------------------------------------
                                                           2003           2002           2003            2002
                                                       (Unaudited)                    (Unaudited)    (Unaudited)
                                                      -------------------------------------------------------------
                                                                                    $
                                                      -------------------------------------------------------------
VER T.V. S.A. (1)............           49.00             7,623,741      6,951,016        675,692       3,056,798
Fintelco S.A.................           50.00           (19,991,397)   (19,465,318)      (536,141)     15,439,762
                                                      -------------------------------------------------------------
                                                        (12,367,656)   (12,514,302)       139,551      18,496,560
                                                      =============================================================

(1) At June 30, 2003 the retained earnings that represent undistributed earnings amount to Ps. 7,459,300.


NOTE 11 - ANTITRUST CONSIDERATIONS

In September 1998, the Santa Fe branch of Asociacion del Consumidor ("Consumer Association") filed with the Comision Nacional de Defensa de la Competencia (the "National Commission for the Defense of Competition" or "CNDC") a complaint against Multicanal and Cablevision S.A. alleging the existence of anticompetitive practices in the city of Santa Fe. Consumer Association claims that by dividing the subscribers, assets and liabilities of the VCC Group and the Santa Fe Systems, the Company and Cablevision S.A. engaged in abuse of a dominant market position and concerted actions to distribute the Santa Fe cable market among themselves. The Company filed an answer to the complaint in which it requests the CNDC to dismiss the complaint on the grounds of lack of a factual basis and for failure to state a cause of action under the relevant provisions of the Antitrust Law. The Company cannot assure that the final decision shall be favorable to Multicanal, or that no further actions shall be brought against the Company and/or Cablevision S.A. with respect to the division of the VCC Group, the Bahia Blanca Systems and the Santa Fe Systems.

On January 13, 1999, the CNDC notified the Company that a complaint had been filed by the Santa Fe commerce department alleging the existence of anticompetitive practices by VCC in the city of Rosario, Province of Santa Fe, prior to Multicanal's acquisition of this company. Although the Company has filed an answer to the complaint with the CNDC, the Company cannot give any assurance that its arguments will prevail and the final decision will be favorable to it or that it will not be fined.

On February 18, 1999, the CNDC issued a resolution initiating an investigative proceeding into an alleged agreement between the TV cable operating companies VCC, Multicanal and Cablevision S.A. and those providing Television Satelital Codificada S.A. and Tele Red Imagen S.A. channels. Such agreement is alleged to consist of fixing of minimum prices for the trading of channels owning rights to the broadcasting of football tournaments organized by the "Asociacion de Futbol Argentino" in Federal Capital and Greater Buenos Aires. The investigation spans from the year 1995 through the date of the resolution. On October 12, 1999 the Company filed a discharge with CNDC under the terms of section 23 of the Competition Defense Law, producing corresponding evidence. On February 10, 2000, the submission of evidence period concluded and the case was submitted for a ruling by the Court, by means of a resolution dated September 26, 2001 the Commission penalized the companies with a fine, which in the case of Multicanal amounts to $ 352,859. The resolution under which the fine was applied has been appealed by the Company on October 8, 2002. The Company can give no assurance that the final outcome will be favorable to it.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

On March 12, 1999, the owner of a cable television operating company in the city of Roldan, Province of Santa Fe, filed a complaint against Multicanal for alleged anticompetitive practices in such city. Although the Company has filed an answer to the complaint with the CNDC, the Company cannot give any assurance that its arguments will prevail and the final decision will be favorable to it or that it will not be fined.

In December 2001, Gigacable SA., a cable TV operator operating in certain areas of the Provinces of Santa Fe and Corrientes, filed a complaint before the CNDC accusing Multicanal of (i) having divided areas in which the companies provide services with Cablevision S.A., (ii) uncompetitive practices, and (iii) selling the subscription for a price below Multicanal S.A.'s usual price. On December 6, 2001 the Company answered the complaint.

As of the date of the issuance of these unaudited interim consolidated financial statements, the CNDC is analyzing the answer filed by Multicanal. The Company cannot provide assurance that the dispute will be settled or whether it will be fined if no agreement is reached.

The Interior Trade and Consumer Defense Bureau of the Province of Entre Rios filed a complaint against the CNDC for the presumed division of areas between Multicanal and its competitors. On May 4, 1999, the Company filed a document providing explanations in accordance with section 20 of the Competition Defense Law, requesting that the claim be rejected. However, no assurance can be provided that the final ruling will be in the Company's favor.


NOTE 12 - ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, high interest rates, a financial system in crisis, an economic recession that until the end of 2002 had generated a significant decrease in the demand for goods and services and a large rise in the level of unemployment.

To overcome this crisis the country is undergoing, as from December 2001 the government issued measures and laws, decrees and regulations were enacted that involved profound changes to the prevailing economic model. Among the measures adopted was the floating of the exchange rate, that led to a significant devaluation of the Argentine peso during the first months of 2002; the pesification and indexation of certain assets and liabilities in foreign currency held in Argentina.

As a result of the changes adopted, in 2002 there was a 118% increase in the internal wholesale price index, according to information published by the National Institute of Statistics and Census.

The impact generated by all these measures adopted to date by the Government on the financial situation of the Company at June 30, 2003 was calculated according to the evaluations and estimates made by Management at the date of preparing these unaudited interim consolidated financial statements. Actual results could differ from the evaluations and estimates made at the date of preparing these unaudited interim consolidated financial statements and these differences could be significant. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions. Furthermore, at this time it is not possible to foresee the future development of the country's economy or its consequences on the economic and financial situation of the Company. Thus, any decision that must be made on the basis of these unaudited interim consolidated financial statements must take into account the effects of these measures and their future development and the Company's financial statements must be considered in the light of these uncertain circumstances.

In the period ended June 30, 2003, the Company recognized a shortfall in consolidated working capital amounting to Ps. 1,798,475,965. Continuing adverse market conditions and their negative effect on the Company's cash flows, coupled with limited liquidity, are likely to limit the Company's ability to meet its obligations.

In addition, the losses recorded by the Company exceed 50% of its capital and 100% of its reserves as of June 30, 2003. Although section 206 of the Commercial Companies Law establishes a mandatory capital reduction in such situations, by means of Decree 1269/02, the National Executive suspended enforcement of this regulation until December 10, 2003.

These unaudited interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Therefore, these financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitable operations and positive cash flows.

NOTE 13 - SUBSEQUENT EVENTS

Notification of petitions for bankruptcy filed against the Company

As of these unaudited interim consolidated financial statements the Company has been served with process on 32 petitions for bankruptcy against it as a result of the Company's deferral of payments of principal and interest on its negotiable obligations. The Company filed its response in all cases, and deposited in escrow, the amount claimed in pesos at the rate of exchange of US$ 1 = $ 1 plus CER plus 8% per annum for interest and 5% to cover possible expenses relating to lawsuits. The judge considered it sufficient at this time in order to disregard the credit invoked as "revealing factor" of suspension of payment of debts, the deposit made by the Company, dismissing 31 requests for bankruptcy and leaving only one pending resolution. Of the 31 requests dismissed, 20 have been unsuccessfully appealed by the plaintiffs and 9 have been appealed but are pending resolution by the Court of Appeals. The remaining two have not yet been appealed.

If the restructuring process undertaken by the Company is unsuccessful it will likely have to file voluntary insolvency proceedings.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                                                                         Exhibit

       INFORMATION REQUIRED BY SECTION 64, SUB-SECTION b) OF LAW No. 19550
             for the six months periods ended June 30, 2003 and 2002
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

===================================================================================================================
            Caption                  Direct         General and      Selling and          Total at June 30,
                                    operating     administrative      marketing
                                    expenses         expenses         expenses
                                 ----------------------------------------------------------------------------------
                                                                                         2003            2002
-------------------------------------------------------------------------------------------------------------------
                                    (Unaudited)      (Unaudited)      (Unaudited)      (Unaudited)     (Unaudited)
                                 ---------------- ---------------- ---------------- --------------- ---------------
Payroll and social security        16,373,550          4,765,809      6,715,399       27,854,758      53,169,455
Employees' dismissals                 621,771             38,375        844,463        1,504,609         314,733
Taxes rates and contributions       4,661,829          2,085,888       3203,000        9,950,717      16,031,132
Insurance                              29,761             60,209              -           89,970               -
Programming rights                 79,998,489                  -              -       79,998,489     114,830,289
Printing and distribution of
  magazines                         3,635,353                  -              -        3,635,353      11,260,436
Fees and compensation for
  services                            297,822          4,673,540         45,028        5,016,390       8,693,909
Commissions                         1,445,749          7,897,644          4,594        9,347,987      12,966,822
Overhead                            1,356,054            407,990         14,036        1,778,080       2,690,388
Personnel expenses                  1,425,040          1,212,596        811,915        3,449,551       3,349,615
Building expenses                     418,717          2,499,238              -        2,917,955       4,208,945
Vehicles expenses                      40,027          1,447,196              -        1,487,223       1,720,648
Rentals                             6,361,333            983,140              -        7,344,473      10,868,876
Security and surveillance              20,582            807,598              -          828,180       1,487,363
Representation and travel
  expenses                              1,370            503,693              -          505,063         735,656
Office expenses                        69,969            926,395          9,966        1,006,330       1,948,356
Publicity and advertising                   -                  -      2,969,369        2,969,369       6,620,227
Sundry                              2,822,867          3,114,335              -        5,937,202      16,454,731
                                 ---------------- ---------------- ---------------- --------------- ---------------
Total at June 30, 2003            119,580,283         31,423,646     14,617,770      165,621,699
                                 ================ ================ ================ =============== ===============
Total at June 30, 2002            191,441,098         50,234,516     25,675,967                      267,351,581
===================================================================================================================

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MULTICANAL S.A.



Buenos Aires, Argentina, August 12, 2003        By: /s/ Adrian Meszaros
                                                    -----------------------
                                                    Adrian Meszaros
                                                    Chief Financial Officer